                                                                    EXHIBIT 99.6

                       THIRD QUARTER INTERIM REPORT 2004

[TRIZEC CANADA LOGO]

                                                                               .
                                                                               .
                                                                               .
                                                                    EXHIBIT 99.6

CONTENTS

 1         Letter to Shareholders

 3         Consolidated Financial Statements

 6         Notes to the Consolidated Financial Statements

23         Management's Discussion and Analysis

53         Corporate Information

TO OUR SHAREHOLDERS

All dollar amounts in this report are in U.S. dollars unless otherwise noted.

FINANCIAL HIGHLIGHTS

- For the three months ended September 30, 2004 the Company reported net income of US$26.2 million or US$0.44 per share, compared to net income of US$22.5 million or US$0.38 per share for the same period last year. Net income for the nine months ended September 30, 2004 was US$41.5 million or US$0.69 per share compared to net income of US$86.0 million or US$1.44 per share for the same period last year.

- Trizec Canada's results for the third quarter and nine months ended September 30, 2004 reflect its approximate 39% interest in Trizec Properties' net income. The decrease in net income for the nine months ended September 30, 2004 over the same period last year is primarily attributable to a charge taken in the second quarter as a result of the disposition plan for non-core assets announced by Trizec Properties in July 2004. A net charge totaling US$50.4 million (US$129.3 before non-controlling interests) has been included in the provision for losses on properties and in discontinued operations for the nine month period.

RECENT DEVELOPMENTS

- As at September 30, 2004, Trizec Canada held cash and marketable securities of US$166.6 million which reflects the progress on the monetization of its non-U.S. assets under the Plan of Arrangement. Consistent with the objectives of the Plan of Arrangement, Trizec Canada paid the same quarterly dividend of US$0.20 per share to its shareholders in October 2004 as Trizec Properties paid per share on its common stock.

      NOVEMBER 10, 2004

TRIZEC CANADA THIRD QUARTER 2004        1

                      (This page intentionally left blank)

TRIZEC CANADA THIRD QUARTER 2004        2

TRIZEC CANADA INC.

CONSOLIDATED BALANCE SHEETS

                                                       SEPTEMBER 30    December 31
        (US$ millions) (unaudited)              Note       2004           2003
-------------------------------------------     ----   ------------    -----------
ASSETS
   Properties                                      2   $    4,436.3       4,733.6
   Cash and cash equivalents                                  120.9         233.2
   Restricted cash                                            117.7         115.1
   Investments                                     3          425.6         329.9
   Other assets                                    4          431.0         416.1
   Future income taxes                                        103.5          94.9
                                                ----   ------------    ----------
                                                       $    5,635.0       5,922.8
                                                ====   ============    ==========
LIABILITIES

   Long-term debt                                  5   $    2,877.5       3,092.7
   Exchangeable debentures
     - carrying amount                                        637.5         688.1
     - deferred amount                                        253.4         202.8
   Accounts payable and accrued liabilities        4          316.6         339.2
                                                ----   ------------    ----------
                                                            4,085.0       4,322.8

NON-CONTROLLING INTERESTS                                   1,124.4       1,170.5

SHAREHOLDERS' EQUITY                               6          425.6         429.5
                                                ----   ------------    ----------
                                                       $    5,635.0       5,922.8
                                                ====   ============    ==========

See accompanying notes

TRIZEC CANADA THIRD QUARTER 2004       3                    FINANCIAL STATEMENTS

TRIZEC CANADA INC.

CONSOLIDATED STATEMENTS OF INCOME

                                                                   3 MONTHS     3 Months      9 MONTHS     9 Months
                                                                    ENDED        Ended         ENDED        Ended
                                                                   SEPT. 30     Sept. 30      SEPT. 30     Sept. 30
 (US$ millions, except per share amounts) (unaudited)       Note     2004         2003          2004         2003
-------------------------------------------------------     ----   --------     --------      --------     --------
RENTAL OPERATIONS
  Rental revenue                                                   $  198.6        207.0         581.5        621.9
  Operating expenses                                                  (60.7)       (72.4)       (179.8)      (208.8)
  Property taxes                                                      (23.1)       (23.8)        (68.9)       (75.7)
                                                            ----   --------     --------      --------     --------
RENTAL INCOME                                                         114.8        110.8         332.8        337.4
  General and administrative expense                                  (15.9)       (12.1)        (33.0)       (34.5)
  Interest expense                                           5        (43.7)       (42.6)       (124.2)      (130.2)
                                                            ----   --------     --------      --------     --------
REAL ESTATE OPERATING INCOME BEFORE THE FOLLOWING ITEMS                55.2         56.1         175.6        172.7
  Depreciation expense                                                (40.8)       (36.8)       (114.2)      (112.1)
  Exchangeable debentures interest expense, net                        (4.8)        (4.8)        (11.0)       (11.0)
  Interest income                                                       4.7          2.8           9.9          7.8
  Gain on sale of properties, net                            2            -         22.2           6.8         92.4
  Provision for losses on properties                         2            -            -         (25.2)       (13.9)
  Recovery on insurance claims                                            -            -           0.7          7.5
  Foreign exchange gains                                     7          4.6          1.8          15.6          4.9
  Gain (loss) on early retirement of debt, net               5         (3.3)           -          (9.3)         6.1
  Derivative loss                                            5         (1.2)           -          (2.7)           -
  Loss on investments                                                     -        (15.1)            -        (15.1)
  Gain on lawsuit settlement                                 8            -         26.7             -         26.7
  Other income                                                            -            -           0.5            -
                                                            ----   --------     --------      --------     --------
INCOME BEFORE TAXES AND NON-CONTROLLING INTERESTS                      14.4         52.9          46.7        166.0
  Income and other corporate taxes                           9         (1.4)         9.0          28.1         (1.4)
  Non-controlling interests                                            (1.5)       (39.1)        (19.9)       (81.8)
                                                            ----   --------     --------      --------     --------
INCOME FROM CONTINUING OPERATIONS                                      11.5         22.8          54.9         82.8
DISCONTINUED OPERATIONS                                      2         14.7         (0.3)        (13.4)         3.2
                                                            ----   --------     --------      --------     --------
NET INCOME                                                         $   26.2         22.5          41.5         86.0
                                                            ====   ========     ========      ========     ========
INCOME (LOSS) PER SHARE                                      11
  BASIC AND DILUTED
         Continuing operations                                     $   0.19         0.38          0.92         1.38
         Discontinued operations                                       0.25            -         (0.23)        0.06
         Net income                                                    0.44         0.38          0.69         1.44

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                                            9 MONTHS       9 Months
                                                             ENDED          Ended
                                                            SEPT. 30       Sept. 30
          (US$ MILLIONS) (UNAUDITED)                          2004           2003
------------------------------------------------            --------       --------
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD            $   (3.9)        (105.8)
Net income                                                      41.5           86.0
Dividends                                                      (36.0)         (24.4)
                                                            --------       --------
RETAINED EARNINGS (DEFICIT), END OF PERIOD                  $    1.6          (44.2)
                                                            --------       --------

See accompanying notes

TRIZEC CANADA THIRD QUARTER 2004       4                    FINANCIAL STATEMENTS

TRIZEC CANADA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          3 MONTHS     3 Months   9 MONTHS     9 Months
                                                                           ENDED        Ended      ENDED        Ended
                                                                          SEPT. 30     Sept. 30   SEPT. 30     Sept. 30
              (US$ millions) (unaudited)                         Note       2004         2003       2004         2003
-----------------------------------------------------------      ----     --------     --------   --------     --------
Cash flow from (applied to)
OPERATING ACTIVITIES
Net income                                                                $   26.2         22.5       41.5         86.0
Adjustments to reconcile net income to total operating cash
  flows:
  Depreciation expense                                                        45.1         49.9      135.0        150.7
  (Gain) on sale of properties, net                                          (19.1)       (22.2)     (53.4)       (92.4)
  (Recovery of provision for losses) Provision for losses
     on properties                                                            (9.6)         3.1      129.3         17.0
  Losses on investments                                                          -         15.3          -         15.3
  Non-cash gain on early retirement of debt                                    2.3            -        3.8         (6.4)
  Gain on lawsuit settlement                                                     -        (26.7)         -        (26.7)
  Foreign exchange gains                                                      (4.6)        (1.8)     (15.6)        (4.9)
  Derivative loss                                                              1.2            -        2.7            -
  Future income taxes                                                         (0.8)        (0.2)      (4.8)         5.2
  Straight-line adjustments                                                   (5.4)        (6.4)     (18.0)       (20.1)
  Non-controlling interests                                                   23.9         38.8        0.7         86.7
  Net change in working capital                                               24.3          3.3        7.7        (57.3)
                                                                 ----     --------     --------   --------     --------
  Total operating cash flows                                                  83.5         75.6      228.9        153.1
                                                                 ----     --------     --------   --------     --------
FINANCING ACTIVITIES
  Long-term debt
     Repaid on dispositions                                                      -        (23.2)    (232.7)      (119.0)
     Property financings                                                     242.0          0.3      804.7         86.5
     Principal repayments                                                   (562.8)       (13.4)  (1,118.9)      (131.3)
     Credit facility activity, net                                           365.0        (34.0)     365.0       (149.3)
  Dividends paid by subsidiary to non-controlling interests                  (18.5)       (18.1)     (55.5)       (36.2)
  Dividends paid                                                             (12.0)       (12.0)     (36.0)       (24.4)
                                                                 ----     --------     --------   --------     --------
  Total financing cash flows                                                  13.7       (100.4)    (273.4)      (373.7)
                                                                 ----     --------     --------   --------     --------
INVESTING ACTIVITIES
  Properties
     Acquisitions                                                   2       (418.1)           -     (418.1)           -
     Development expenditures                                                    -            -          -         (1.8)
     Tenant installation costs                                               (20.8)       (26.8)     (78.5)       (80.8)
     Capital expenditures                                                     (7.9)        (5.6)     (13.7)       (15.1)
     Dispositions                                                            156.0        131.9      557.9        298.7
     Disposition of interest in TriGranit                                        -            -          -         80.9
  Purchase of marketable securities                                          (13.4)           -     (112.8)           -
  Change in restricted cash                                                   95.8         30.9       (2.6)        60.9
                                                                 ----     --------     --------   --------     --------

  Total investing cash flows                                                (208.4)       130.4      (67.8)       342.8
                                                                 ----     --------     --------   --------     --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (111.2)       105.6     (112.3)       122.2
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD                           232.1        110.9      233.2         94.3
                                                                 ----     --------     --------   --------     --------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD                              $  120.9        216.5      120.9        216.5
                                                                 ====     ========     ========   ========     ========

See accompanying notes

TRIZEC CANADA THIRD QUARTER 2004      5                     FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2004 (unaudited)
(tabular amounts in US$ millions, except per share amounts)

1.    PLAN OF ARRANGEMENT AND BASIS OF PRESENTATION

Trizec Canada Inc. ("Trizec Canada" or the "Corporation") was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. On May 8, 2002, TrizecHahn Corporation ("TrizecHahn") completed a Plan of Arrangement ("the "Arrangement") under the Business Corporations Act (Ontario) that resulted in Trizec Properties, Inc. ("Trizec Properties"), which owned all of Trizec Canada's U.S. assets together with certain non-U.S. assets, becoming a United States publicly-traded real estate investment trust ("REIT").

Trizec Canada indirectly owns approximately 39% of the shares of Trizec Properties common stock, representing one share of Trizec Properties common stock for each outstanding Trizec Canada share, and therefore holders of Trizec Canada shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada share as Trizec Properties pays per share of Trizec Properties common stock. In addition, as a consequence of the Arrangement, Trizec Canada owns all of the Trizec Properties special voting stock and Trizec Properties Class F convertible stock. As the Trizec Properties special voting stock enables the Corporation to control a majority of votes in elections of the Trizec Properties board of directors, Trizec Canada continues to consolidate Trizec Properties in its consolidated financial statements.

The accompanying consolidated financial statements of Trizec Canada are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included. The accounting policies and methods of their application are consistent with those used in the December 31, 2003 consolidated financial statements of Trizec Canada except as disclosed herein. For further information, see Trizec Canada's consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2003.

During the first quarter the Corporation ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in shareholders' equity as these operations are no longer considered to be self-sustaining. Monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.

Effective January 1, 2004, the Corporation adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook Accounting Guideline Number 13, "Hedging Relationships", which amongst other recommendations requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and must be considered highly effective; where hedging relationships do not meet these requirements, hedge accounting must be discontinued.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could be materially different from those estimates.

Certain comparative figures have been reclassified to conform to the current year's presentation.

TRIZEC CANADA THIRD QUARTER 2004       6       NOTES TO THE FINANCIAL STATEMENTS

2.    PROPERTIES

The Corporation's properties are comprised of:

                                           SEPTEMBER 30     December 31
                                               2004            2003
                                           ------------     -----------
Properties
    Held for the long term                 $    4,000.4         4,700.6
    Held for disposition                          435.9            33.0
                                           ------------     -----------

                                           $    4,436.3         4,733.6
                                           ============     ===========

a.    PROPERTIES HELD FOR THE LONG TERM

                                           SEPTEMBER 30     December 31
                                               2004            2003
                                           ------------     -----------
Rental properties
    At cost                                $    4,682.4         5,391.1
    Accumulated depreciation                     (706.8)         (758.2)
                                           ------------     -----------
                                                3,975.6         4,632.9
Properties held for development                    24.8            67.7
                                           ------------     -----------
                                           $    4,000.4         4,700.6
                                           ============     ===========

b.    PROPERTIES HELD FOR DISPOSITION

                                           SEPTEMBER 30     December 31
                                               2004            2003
                                           ------------     -----------
Rental properties
    At cost                                $      522.7            22.3
    Accumulated depreciation                      (87.2)           (2.3)
                                           ------------     -----------
                                                  435.5            20.0
Properties held for development                     0.4            13.0
                                           ------------     -----------
                                           $      435.9            33.0
                                           ============     ===========

At December 31, 2003, the office property 151 Front Street and an adjacent retail concourse remained in properties held for disposition. These properties were sold during the first quarter of 2004.

c.    PROPERTY ACQUISITION

On August 27, 2004, Trizec Properties acquired Bank of America Plaza, located at 333 South Hope Street, Los Angeles, California, from an unrelated third party for a net purchase price of approximately $420.7 million. The acquisition was financed by two non-recourse mortgage loans totaling approximately $242.0 million, bearing interest at an average fixed rate of 5.31% and scheduled to mature in September 2014. The remainder of the purchase price was funded from proceeds from Trizec Properties' unsecured credit facility.

In accordance with CICA Emerging Issues Committee Abstracts No. 137 and No. 140 effective for property acquisitions initiated after September 12, 2003, the purchase price of a property is allocated to land, building and improvements, deferred leasing costs acquired including tenant improvements and leasing commissions associated with in-place leases, the value of above and below market leases and the value of in-place leases, which includes the value of tenant relationships, if any.

TRIZEC CANADA THIRD QUARTER 2004        7      NOTES TO THE FINANCIAL STATEMENTS

Trizec Properties allocated the net purchase price of the property acquired as follows:

Land                                $   49.8
Building and Improvements              286.7
Chiller Plant                           10.7
Tenant Improvements                      9.2
Leasing Commissions                      6.3
In-place Lease Value at Market          62.4
Above Market Lease Value                 5.3
Below Market Lease Value                (9.7)
                                    --------
                                    $  420.7
                                    ========

In conjunction with the property acquisitions, the following assets and liabilities were assumed:

Purchase of real estate                                $  420.7
Accrued operating expenses and real estate taxes           (1.2)
Other accrued liabilities                                  (1.4)
                                                       --------
Acquisition of real estate                             $  418.1
                                                       ========

d.    DISCONTINUED OPERATIONS

The table below summarizes the Corporation's properties designated as held for disposition pursuant to CICA Handbook Section 3475, "Disposal of long-lived assets and discontinued operations" ("CICA 3475").

                                                                          DESIGNATED AS HELD   PROVISION     DATE
                       PROPERTY                            LOCATION        FOR DISPOSITION       TAKEN     DISPOSED
-----------------------------------------------------  -----------------  ------------------   ---------   --------
PROPERTIES SOLD PRIOR TO SEPTEMBER 30, 2004

   Minnesota Center                                    Minneapolis, MN           Sep-03        $     3.1    Oct-03
   9800 La Cienega                                     Los Angeles, CA           Dec-03                -    Nov-03
   Park Central II                                     Dallas, TX                Dec-03                -    Dec-03
   Desert Passage                                      Las Vegas, NV             Dec-03                -    Dec-03
                                                       -----------------  ------------------   ---------   --------
         TOTAL 2003                                                                            $     3.1
                                                       -----------------  ------------------   ---------   --------
   Hollywood & Highland Retail                         Los Angeles, CA           Feb-04        $       -    Feb-04
   Hollywood & Highland Hotel                          Los Angeles, CA           Feb-04                -    Feb-04
   1441 Main Street                                    Columbia, SC              Jun-04                -    Jun-04
   St. Louis Place                                     St. Louis, MO             Jun-04                -    Jun-04
   Borden Building                                     Columbus, OH              Jun-04             21.4    Jul-04
   Park Central I                                      Dallas, TX                Jun-04              2.5    Aug-04
   1333 Main Street                                    Columbia, SC              Jun-04              6.7    Aug-04
   3700 Bay Area Blvd.                                 Houston, TX               Jun-04                -    Sep-04
   Capital Center II & III                             Sacramento, CA            Sep-04                -    Sep-04

PROPERTIES HELD FOR DISPOSITION AT SEPTEMBER 30, 2004

   Lakeside Centre and
       New Market Business Park                        Atlanta, GA               Jun-04              9.1     N/A
   Bank of America-Columbia                            Columbia, SC              Jun-04              3.0     N/A
   Williams Center I & II                              Tulsa, OK                 Jun-04             22.3     N/A
   Silver Spring Centre                                Silver Spring, MD         Sep-04                -     N/A
   Gateway Center                                      Pittsburgh, PA            Sep-04             39.1     N/A
   110 William Street                                  New York, NY              Sep-04                -     N/A
   250 West Pratt Street                               Baltimore, MD             Sep-04                -     N/A
   Shoreline Square                                    Long Beach, CA            Sep-04                -     N/A
                                                       -----------------  ------------------   ---------   --------
         TOTAL 2004                                                                            $   104.1
                                                       =================  ==================   =========   ========

TRIZEC CANADA THIRD QUARTER 2004        8      NOTES TO THE FINANCIAL STATEMENTS

In accordance with CICA 3475, the results of operations and gains or losses on disposition, if any, for the 13 properties previously designated as held for disposition and sold prior to September 30, 2004, for all periods presented, have been reported as discontinued operations. In addition, in accordance with CICA 3475, the results of operations of the eight properties designated as held for disposition and not sold, for all periods presented, have been reported as discontinued operations.

The following summarizes the combined condensed results of operations of the 13 properties previously designated as held for disposition and sold prior to September 30, 2004 and the eight properties designated as held for disposition and not sold, through the earlier of their respective disposition dates or the three and nine months ended September 30, 2004 and 2003, respectively.

DISCONTINUED OPERATIONS

                                                               3 MONTHS     3 Months     9 MONTHS     9 Months
                                                                ENDED        Ended        ENDED        Ended
                                                               SEPT. 30     Sept. 30     SEPT. 30     Sept. 30
                                                                 2004         2003         2004         2003
                                                               --------     --------     --------     --------
Rental revenue                                                 $   29.6         56.2        106.9        173.0
Operating expenses                                                (12.3)       (27.1)       (43.0)       (81.2)
Property taxes                                                     (3.0)        (4.9)       (10.4)       (14.6)
                                                               --------     --------     --------     --------
Rental income                                                      14.3         24.2         53.5         77.2
Interest expense                                                   (2.0)        (9.2)       (12.7)       (28.1)
                                                               --------     --------     --------     --------
Real estate operating income before the following items            12.3         15.0         40.8         49.1
Depreciation expense                                               (4.1)       (13.1)       (20.8)       (38.6)
Interest income                                                     0.2          0.6          3.5          0.7
Gain on sale of properties, net                                    19.1            -         46.6            -
Recovery of provision for losses (Provision for losses) on
properties                                                          9.6         (3.1)      (104.1)        (3.1)
                                                               --------     --------     --------     --------
Income (loss) before non-controlling interests                     37.1         (0.6)       (34.0)         8.1
Non-controlling interests                                         (22.4)         0.3         20.6         (4.9)
                                                               --------     --------     --------     --------
Discontinued operations                                        $   14.7         (0.3)       (13.4)         3.2
                                                               ========     ========     ========     ========

As part of the periodic assessment of Trizec Properties' real estate properties relative to both the extent to which such assets are consistent with its long-term real estate investment objectives and the performance and prospects of each asset, Trizec Properties determined in the second quarter of 2004 that its investments in seven real estate properties were impaired. Given Trizec Properties' strategy focused on owning core real estate in its seven core markets, Trizec Properties reduced its anticipated recovery period of certain of its remaining non-core assets. As a result of the reduction in the anticipated holding period, together with a reassessment of the anticipated future operating income of such non-core real estate properties and the effects of new competition and demand for the properties, Trizec Properties determined that its investments in the Borden Building, Park Central I, 1333 Main Street, Lakeside Centre, New Market Business Park, Bank of America - Columbia and Williams Center I & II were impaired. In accordance with CICA 3475, Trizec Properties recorded a provision for losses on properties in the aggregate amount of approximately $74.6 million in the second quarter of 2004 to reduce the book value of such non-core assets to their estimated fair values. During the third quarter of 2004, Trizec Properties entered into agreements to sell Lakeside Centre, New Market Business Park and Bank of America-Columbia at sales prices in excess of previous expectations. In accordance with CICA 3475, Trizec Properties reduced its provision for losses on properties in the aggregate amount of approximately $9.6 million to increase the book values of Lakeside Centre, New Market Business Park and Bank of America-Columbia to their fair values based upon established contract prices, less estimated costs to sell.

TRIZEC CANADA THIRD QUARTER 2004       9       NOTES TO THE FINANCIAL STATEMENTS

During the second quarter of 2004, internal valuations indicated that the value of Gateway Center, located in Pittsburgh, Pennsylvania, had declined. Accordingly, a provision for loss on properties in the amount of approximately $39.1 million was recorded in the second quarter of 2004. Gateway Center is encumbered by a mortgage loan in the principal amount of approximately $39.8 million. In August 2004, Trizec Properties received a notice of default related to the debt service from the lender of the mortgage loan on Gateway Center. In September 2004, Trizec Properties and the lender of the mortgage loan on Gateway Center agreed to modify certain terms of this mortgage loan primarily to reduce the yield maintenance penalty upon prepayment of the mortgage loan, as well as to allow the lender of the mortgage loan to participate in sales proceeds in excess of certain debt repayment and debt repayment costs upon the sale of Gateway Center. In conjunction with this loan modification, the lender of the mortgage loan granted a forbearance with respect to any default by Trizec Properties under the terms of the mortgage loan prior to modification. If Trizec Properties defaults on any of the terms of the loan modification, the forbearance becomes null and void and the lender of the mortgage loan is entitled to exercise all of its rights and remedies under the original mortgage loan, including acceleration of the payment of the mortgage loan in full.

In accordance with CICA 3475, the results of operations of Gateway Center, the Borden Building, Park Central I, 1333 Main Street, Lakeside Centre, New Market Business Park, Bank of America - Columbia and Williams Center I & II have been reported as discontinued operations for all periods presented.

e. GAIN ON SALE OF PROPERTIES, NET

                                           3 MONTHS ENDED  3 Months Ended  9 MONTHS ENDED   9 Months Ended
                                               SEPT. 30        Sept. 30        SEPT. 30         Sept. 30
                                                 2004            2003            2004             2003
                                           --------------  --------------  --------------   --------------
Office properties                             $      -          19.7              1.2            26.8
Retail/entertainment                                 -             -              4.5            13.6
European retail/entertainment properties             -           2.5              1.1            52.0
                                              --------          ----              ---            ----
                                              $      -          22.2              6.8            92.4
                                              ========          ====              ===            ====

During the second quarter of 2004, Trizec Properties sold its Woodbridge land property and residual land in Florida recording a gain on sale of properties of $4.5 million. In addition $1.1 million was received in respect of recoveries on previous European dispositions.

In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas. Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L.P., Trizec Properties sold a 50% interest in Plaza of the Americas to its joint venture partner for a net sales price of approximately $47.7 million, resulting in a loss on disposition of properties of $20.1 million (See Note 2f).

On April 30, 2004, the members of the JBG/TrizecHahn Waterview Venture L.L.C., a joint venture through which Trizec Properties owned an 80% interest in the Waterview Development located in Arlington, Virginia, sold the property, a mixed-use development parcel, to a newly formed joint venture, Waterview L.L.C., in which Trizec Properties acquired a 25% interest. Trizec Properties recognized a gain on sale of properties of $0.7 million in conjunction with the sale.

During the three months ended March 31, 2004, Trizec Properties sold 151 Front Street in Toronto, Ontario and recorded a net gain of $20.6 million.

TRIZEC CANADA THIRD QUARTER 2004       10      NOTES TO THE FINANCIAL STATEMENTS

During the third quarter of 2003, Trizec Canada recorded a gain in the amount of $2.5 million as a result of the sale of its ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which included the Olympia Centrum retail center in Brno and a development site located outside Prague.

During the second quarter of 2003, Trizec Canada recorded a gain of $1.8 million as a result of the receipt of additional proceeds in connection with the 2001 sale of a European entertainment property.

In the first quarter of 2003, Trizec Canada completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture, a Hungarian based real estate company. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner. The first transaction, which closed on February 26, 2003, involved the sale of TriGranit's operating properties, to a subsidiary of the joint venture partner, for net proceeds of $109.3 million, after assumption of property level debt. The controlling shareholder of the Corporation, along with a director of the Corporation, control a company that provided 50% of the permanent financing, to the purchasing subsidiary, required to complete the purchase. That company now has a 50% equity interest in the purchasing subsidiary. The sale was entered into on the same terms as if the parties were unrelated. In the second transaction, which closed on March 24, 2003, the Corporation sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration for this transaction was a four-year interest bearing $25.5 million vendor take back note. A price discount of $4.3 million may be applied to the note depending upon the profitability of the development assets at the end of the four-year period. No further investment in these projects is required to be made by Trizec Canada. As a result of the sales and excluding the contingent development consideration, the Corporation recorded a gain of $47.7 million during the first quarter of 2003.

During the three months ended September 30, 2003, Trizec Properties sold Clark Tower in Memphis, Tennessee and Esperante Office Building in West Palm Beach, Florida, resulting in a net gain of $19.7 million.

During the first quarter of 2003, Trizec Properties sold Goddard Corporate Park in Lanham, Maryland, New Center One in Detroit, Michigan and Rosslyn Gateway in Arlington, Virginia, resulting in a net gain on sale of U.S. office properties of $7.1 million. In addition, Trizec Properties sold Paseo Colorado in Pasadena, California, resulting in a net gain of $13.6 million.

f. PROVISION FOR LOSSES ON PROPERTIES

In May 2004, as a result of its sale of a 50% interest in Plaza of the Americas (Note 2e), Trizec Properties recognized a provision for loss on properties of approximately $12.0 million related to its remaining 50% interest in Plaza of the Americas.

In June 2004, internal valuations indicated that the value of Trizec Properties' 50% interest in Bank One Center in Dallas, Texas had declined. Accordingly, it recognized a provision for loss on properties of approximately $13.2 million.

During the second quarter of 2003, Trizec Properties recognized a provision for loss on a U.S. office property of $13.9 million. The fair value was determined by a contract price less transaction costs.

TRIZEC CANADA THIRD QUARTER 2004       11      NOTES TO THE FINANCIAL STATEMENTS

3. INVESTMENTS

                                                            SEPTEMBER 30     December 31
                                                               2004             2003
                                                            ------------     -----------
Marketable securities (market value September 30, 2004 -
  approximately $113 million)                               $      113.6               -
Mortgages, notes receivable and other investments                   25.8            43.7
Investment in Barrick - at cost                                    286.2           286.2
                                                            ------------     -----------
                                                            $      425.6           329.9
                                                            ============     ===========

Marketable securities includes $49.5 million (C$62.4 million) denominated in Canadian dollars.

INVESTMENT IN SEARS TOWER

On December 3, 1997, Trizec Properties purchased a subordinated mortgage collateralized by the Sears Tower in Chicago, Illinois, for approximately $70 million (the "Subordinated Mortgage") and became the residual beneficiary of the trust that holds title to the Sears Tower. The balance of the Subordinated Mortgage, including accrued interest, was $294.0 million at acquisition. At December 31, 2002, the Sears Tower was held by a trust established for the benefit of an affiliate of Sears, Roebuck and Co. The trust had a scheduled termination date of January 1, 2003, at which time the assets of the trust, subject to a participating first mortgage, were to be distributed to the Corporation as the residual beneficiary. The Subordinated Mortgage was subordinate to an existing non-recourse participating first mortgage (the "First Mortgage") as well as subject to other participating interests.

The Subordinated Mortgage held by Trizec Properties, which was to mature in July 2010, had certain participation rights to the extent of available cash flow. Since acquisition, the Corporation had not been accruing interest income on the Subordinated Mortgage due to uncertainty regarding ultimate collection of interest. In 2002, a loss provision of approximately $48.3 million was recorded to reduce the carrying value of the Corporation's investment in the Sears Tower to its estimated fair value of approximately $23.6 million.

On August 28, 2003, Trizec Properties sold its interest in the Subordinated Mortgage to Metropolitan Life Insurance Company, the holder of the First Mortgage, for approximately $9.0 million. During the third quarter of 2003, Trizec Properties recognized a loss on the sale of its interest in the Subordinated Mortgage to Metropolitan Life Insurance Company of approximately $15.3 million. In addition, Trizec Properties recognized a tax benefit related to this transaction of approximately $12.0 million, which is included in income and other corporate taxes.

4. OTHER ASSETS AND LIABILITIES

a. OTHER ASSETS

                                                               SEPTEMBER 30       December 31
                                                                   2004              2003
                                                               ------------       -----------
Office tenant receivables, net                                 $       13.0           11.1
Deferred rent receivable, net                                         170.6          173.6
Other receivables, net                                                 14.0           59.8
Deferred charges, net of accumulated amortization
   (2004 - $22.3; 2003 - $31.1)                                        35.3           32.8
Prepaid expenses and other assets                                     198.1          138.8
                                                               ------------          -----
                                                               $      431.0          416.1
                                                               ============          =====

TRIZEC CANADA THIRD QUARTER 2004       12      NOTES TO THE FINANCIAL STATEMENTS

b. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                               SEPTEMBER 30       December 31
                                                                   2004              2003
                                                               ------------       -----------
Trade, construction and tenant installation payables           $       23.8           18.1
Accrued interest expense                                               15.6           16.2
Accrued operating expenses and property taxes                          99.8          103.8
Other accrued liabilities                                             107.4          101.2
Taxes payable                                                          50.5           81.4
Dividends payable by subsidiary to non-controlling interests           19.5           18.5
                                                               ------------          -----
                                                               $      316.6          339.2
                                                               ============          =====

c. NON-CASH INVESTING AND FINANCING ACTIVITIES

                                                 3 MONTHS ENDED  3 Months Ended  9 MONTHS ENDED   9 Months Ended
                                                     SEPT. 30        Sept. 30        SEPT. 30         Sept. 30
                                                       2004            2003            2004             2003
                                                 --------------  --------------  --------------   --------------
Mortgage debt and other loans assumed by
   purchasers on property dispositions              $      -           -              41.1              -
Forgiveness of debt upon property disposition              -           -               1.2              -

5. LONG-TERM DEBT

                                      PROPERTIES HELD FOR     PROPERTIES HELD FOR
                                         THE LONG TERM           DISPOSITION                      TOTAL DEBT
                                      --------------------    -------------------   ----------------------------------------
                                      WEIGHTED                WEIGHTED              WEIGHTED             WEIGHTED
                                      AVERAGE                 AVERAGE               AVERAGE              AVERAGE
                                      INTEREST                INTEREST              INTEREST             INTEREST
                                      RATES AT                RATES AT              RATES AT             RATES AT
                                      SEPT. 30   SEPT. 30     SEPT. 30   SEPT. 30   SEPT. 30  SEPT. 30   DEC. 31   DEC. 31
                                        2004        2004        2004       2004       2004      2004       2003      2003
                                      --------   ---------    --------   --------   --------  ---------  --------  ---------
Collateralized property loans:
   At fixed rates                       6.22%    $ 2,333.4      7.58%    $   88.5     6.27%   $ 2,421.9   6.06%    $ 2,667.4
   At variable rates
    (subject to interest rate caps)     4.76%         54.8         -            -     4.76%        54.8   4.46%        205.2
   At variable rates                    4.00%         17.0         -            -     4.00%        17.0   4.27%        159.6
Other loans:
   At fixed rates                       3.56%        383.8         -            -     3.56%       383.8   4.29%         60.3
   At variable rates                       -             -         -            -        -            -   4.00%          0.2
                                        ----     ---------      ----     --------     ----    ---------   ----     ---------
                                        5.82%    $ 2,789.0      7.58%    $   88.5     5.87%   $ 2,877.5   5.83%    $ 3,092.7
                                        ====     =========      ====     ========     ====    =========   ====     =========

Certain of Trizec Properties' loans are cross-collateralized with, or subject to cross-default or cross-acceleration provisions in, other loans.

a. COLLATERALIZED PROPERTY LOANS

Trizec Properties' property loans are collateralized by deeds of trust or mortgages on properties and mature at various dates between March 2005 and September 2014.

At September 30, 2004 and December 31, 2003, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $150.0 million, bearing a weighted average interest rate of 6.02% and maturing on March 15, 2008. In addition, at September 30, 2004 and December 31, 2003, Trizec Properties had outstanding

TRIZEC CANADA THIRD QUARTER 2004       13      NOTES TO THE FINANCIAL STATEMENTS
interest rate swap contracts in the notional amount of $500.0 million, bearing a weighted average interest rate of 2.61% plus various spreads and maturing between July 1, 2005 and January 1, 2006. At September 30, 2004 and December 31, 2003, the debt hedged by the interest rate swap contracts was classified as fixed in the above table. The aggregate cost to unwind these interest rate swap contracts was approximately $12.4 million and $20.3 million at September 30, 2004 and December 31, 2003, respectively.

Trizec Properties entered into interest rate cap contracts that expired in June 2004 on $120.0 million of its variable rate debt, which limited the underlying LIBOR interest rate on such debt to 6.5%. At December 31, 2003, the fair value of these interest rate cap contracts was nominal. In addition, and not reclassified in the table above at December 31, 2003, Trizec Properties entered into an interest rate cap contract that expired in April 2004 on approximately $584.7 million of its variable rate debt, which limited the underlying LIBOR rate on such debt to 11.01%. At December 31, 2003, the fair value of this interest rate cap contract was nominal.

In April 2004, Trizec Properties elected to exercise the first of two one-year extensions on approximately $272.7 million of its variable interest rate commercial mortgage pass-through certificates, thereby extending the maturity date of such variable interest rate commercial mortgage pass-through certificates to April 2005. In conjunction with such extension, Trizec Properties entered into an interest rate cap agreement expiring on April 15, 2005 that limits the underlying LIBOR interest rate on the variable interest rate commercial mortgage pass-through certificates to 8.93%.

On August 27, 2004, in conjunction with the acquisition of Bank of America Plaza, located at 333 Hope Street, Los Angeles, California, Trizec Properties entered into two non-recourse mortgage loans totaling approximately $242.0 million, bearing interest at an average fixed rate of 5.31% and scheduled to mature in September 2014.

b. PRINCIPAL REPAYMENTS

Principal repayments of Trizec Properties' debt are due as follows:

Years ending December 31,
    Balance of year 2004           $       61.0
                    2005                   90.0
                    2006                  431.5
                    2007                  480.3
                    2008                  521.6
      Subsequent to 2008                1,293.1
                                   ------------
                                   $    2,877.5
                                   ============

c. REFINANCING AND GAIN (LOSS) ON EARLY RETIREMENT OF DEBT, NET

In January 2004, Trizec Properties refinanced the $120.0 million mortgage loan on Ernst & Young Plaza in Los Angeles, California, which bore interest at a variable rate of LIBOR plus 2.75% and was scheduled to mature in June 2004, with a $120.0 million mortgage loan bearing interest at a fixed rate of 5.07% and scheduled to mature in February 2014. In December 2003, Trizec Properties entered into forward rate swap agreements to lock in a maximum effective interest rate on the refinanced mortgage loan. The forward rate swap agreements were entered into at current market rates and, therefore, had no initial cost. Upon closing of the refinanced mortgage loan, Trizec Properties paid approximately $3.8 million in settlement of the forward rate swap agreements, which has been recorded in other assets. The approximately $3.8 million paid on settlement of the forward rate swap agreements will be amortized to interest expense over the life of the mortgage loan. In

TRIZEC CANADA THIRD QUARTER 2004       14      NOTES TO THE FINANCIAL STATEMENTS
addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.3 million, comprised primarily of the write-off of unamortized deferred financing costs.

In February 2004, Trizec Properties paid off and retired the mortgage loan on Galleria Towers in Dallas, Texas. The mortgage loan had a principal balance of approximately $133.5 million, bore interest at a fixed rate of 6.79% and was scheduled to mature in May 2004. In conjunction with the pay off and retirement of the mortgage loan, Trizec Properties recorded a loss on early debt retirement of approximately $40 thousand, comprised primarily of the write-off of unamortized deferred financing costs.

In June 2004, Trizec Properties paid off and retired the mortgage loan on 1065 Avenue of the Americas in New York, New York. The mortgage loan had a principal balance of approximately $36.5 million, bore interest at a fixed rate of 7.18% and was scheduled to mature in December 2004.

In July 2004, Trizec Properties paid off and retired the mortgage loan on Newport Tower in Jersey City, New Jersey. The mortgage loan had a principal balance of approximately $102.8 million, bore interest at a fixed rate of 7.09% and was scheduled to mature in November 2004.

In July 2004, Trizec Properties paid down approximately $444.1 million of its variable interest rate commercial mortgage pass-through certificates primarily by drawing on the 2004 Unsecured Credit Facility (hereinafter defined). The variable interest rate commercial mortgage pass-through certificates bore interest at a variable rate of LIBOR plus various spreads between 0.289% and 0.529% and were scheduled to mature between 2006 and 2008. In conjunction with the pay down of the variable interest rate commercial mortgage pass-through certificates, Trizec Properties recorded a loss on early retirement of debt of approximately $3.2 million, comprised of the write-off of unamortized deferred financing costs of approximately $2.4 million and a prepayment fee of approximately $0.8 million.

In conjunction with the sale of real estate during the nine months ended September 30, 2004, Trizec Properties paid off approximately $238.3 million of mortgage debt, resulting in a gain on early debt retirement of approximately $0.6 million comprised primarily of a gain from the forgiveness of debt of approximately $1.2 million, offset by the write-off of unamortized deferred financing costs.

d. INTEREST CHARGES

Interest charges consist of:

                                                       3 MONTHS ENDED  3 Months Ended  9 MONTHS ENDED   9 Months Ended
                                                          SEPT. 30        Sept. 30        SEPT. 30          Sept. 30
                                                            2004            2003            2004              2003
                                                       --------------  --------------  --------------   --------------

Interest cost, gross                                       $ (43.7)         (42.6)        (124.2)           (130.3)
Interest capitalized to properties under development             -              -              -               0.1
                                                           -------          -----         ------            ------
Interest expense                                           $ (43.7)         (42.6)        (124.2)           (130.2)
                                                           =======          =====         ======            ======

e. LINE OF CREDIT

Trizec Canada has a revolving credit facility of $10 million secured by six million shares of Trizec Properties common stock with no significant financial covenants, none of which was drawn and outstanding at December 31, 2003 and September 30, 2004.

Trizec Properties entered into a three-year, $350.0 million unsecured revolving credit facility (the "2001 Revolving Credit Facility") with a group of banks in the fourth quarter of 2001. In the fourth quarter of 2002,

TRIZEC CANADA THIRD QUARTER 2004       15      NOTES TO THE FINANCIAL STATEMENTS
the group of banks unanimously agreed to amend and restate the 2001 Revolving Credit Facility (the "2002 Revolving Credit Facility"). Generally, in exchange for the receipt of collateral, the group of banks agreed to provide more flexible financial covenants than had been originally negotiated. In June 2004, Trizec Properties retired the 2002 Revolving Credit Facility and entered into a $750.0 million unsecured credit facility with a group of banks (the "2004 Unsecured Credit Facility"). The 2004 Unsecured Credit Facility consists of a $600.0 million revolving component and a $150.0 million term component, bears interest at LIBOR plus a spread of 1.15% to 2.0% based on Trizec Properties' total leverage, and matures in June 2007. The financial covenants, as defined in the 2004 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 65% during year one, 62.5% during year two and 60.0% during year three, the requirement for the interest coverage ratio to be greater than 2.0 times, the requirement for the fixed charge coverage ratio to be greater than 1.5 times, and the requirement for the net worth to be in excess of $1.5 billion. Trizec Properties' financial covenants also include a restriction on dividends or distributions of more than 90% of its funds from operations (as defined in the 2004 Unsecured Credit Facility Agreement). If Trizec Properties is in default in respect of its obligations under the 2004 Unsecured Credit Facility Agreement, dividends will be limited to the amount necessary to maintain REIT status. Trizec Properties anticipated it would not meet all requirements with respect to the dividend restriction covenant under the 2004 Unsecured Credit Facility Agreement for the nine months ended September 30, 2004 and the remainder of 2004. As such, Trizec Properties requested and received a waiver from the lenders of the 2004 Unsecured Credit Facility which waives said requirements for such covenant for the nine months ended September 30, 2004 and the remainder of 2004. Other than noted, at September 30, 2004, Trizec Properties was in compliance with these financial covenants. Certain conditions of the 2004 Unsecured Credit Facility may restrict the amount eligible to be borrowed at any time. In conjunction with the retirement of the 2002 Revolving Credit Facility, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million comprised of the write-off of unamortized deferred financing costs.

At September 30, 2004, the amount eligible to be borrowed under Trizec Properties' 2004 Unsecured Credit Facility was approximately $631.2 million, of which approximately $365 million was drawn and outstanding. At December 31, 2003, the amount eligible to be borrowed under Trizec Properties' 2002 Revolving Credit Facility was approximately $217.0 million, none of which was drawn and outstanding.

f. DERIVATIVE LOSS

Due to the pay off and retirement of certain amounts of variable rate debt during the nine months ended September 30, 2004, Trizec Properties de-designated interest rate swap contracts in the notional amount of $375.0 million. For the three and nine months ended September 30, 2004, Trizec Properties recorded through earnings a derivative loss of approximately $1.2 million and a derivative loss of $2.7 million, representing the total ineffectiveness of Trizec Properties' interest rate swap contracts. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

6. SHAREHOLDERS' EQUITY

                                             SEPTEMBER 30      December 31
                                                2004              2003
                                             ------------      -----------
Share capital                                   $ 376.5          376.5
Contributed surplus                                 3.3            3.3
Additional paid-in capital of subsidiary           26.9           26.9
Foreign currency translation adjustment            17.3           26.7
Retained earnings (deficit)                         1.6           (3.9)
                                                -------          -----
                                                $ 425.6          429.5
                                                =======          =====

TRIZEC CANADA THIRD QUARTER 2004       16      NOTES TO THE FINANCIAL STATEMENTS

a. ISSUED AND OUTSTANDING SHARE CAPITAL

The number of shares issued and outstanding (in millions) was as follows:

                                                                  VOTING SHARES
                                                   -------------------------------------------
                                                   SUBORDINATE    MULTIPLE    TOTAL     AMOUNT
                                                   -----------    --------    -----     ------
SEPTEMBER 30, 2004 AND DECEMBER 31, 2003               52.4          7.5       59.9     $376.5

b. STOCK-BASED COMPENSATION ARRANGEMENTS

The following summarizes the outstanding Trizec Canada share purchase options at September 30, 2004:

                                                                   MILLIONS OF OPTIONS
                                                                   -------------------
OUTSTANDING AT
   Beginning of period (weighted average price C$24.30)                     0.9
   Expired/cancelled (weighted average price C$24.18)                      (0.1)
                                                                           ----
   End of period (weighted average price C$24.33)                           0.8
                                                                           ====

EXERCISABLE AT END OF PERIOD CONSISTS OF
   Price range (C$22.75 - C$24.29; weighted average C$23.73)                0.3
   Price range (C$24.40 - C$27.12; weighted average C$24.72)                0.3
                                                                           ----
                                                                            0.6
                                                                           ====

During the nine months ended September 30, 2004, Trizec Properties awarded 405,950 restricted stock rights to certain employees. These restricted stock rights had a fair value of approximately $6.8 million on the date of grant. The restricted stock rights vest ratably over periods of three to five years. Compensation expense will be charged to earnings over the vesting period.

In addition, during the nine months ended September 30, 2004, Trizec Properties awarded 115,700 performance based restricted stock rights to certain employees. These performance based restricted stock rights had a fair value of approximately $1.9 million on the date of grant. The performance based restricted stock rights vest ratably over a period of five years provided that specific performance objectives are achieved. Compensation expense will be charged to earnings over the vesting period.

During the nine months ended September 30, 2004, Trizec Properties awarded 14,056 restricted stock rights to certain of its directors. These restricted stock rights had a fair value of approximately $0.2 million on the date of grant. The restricted stock rights vest on January 1, 2005. Compensation expense will be charged to earnings over the vesting period.

Trizec Properties also issued 82,465 shares to employees under the Corporation's Employee Stock Purchase Plan during the nine months ended September 30, 2004.

The pro forma cost of compensation awards as if the fair value method had been used for stock-based compensation granted during 2002 by the Corporation and Trizec Properties for the three-month and nine-month periods ended September 30, 2004 would be $0.1 million and $0.2 million, respectively (September 30, 2003 - $0.4 million and $0.9 million, respectively). This would result in pro forma net income of $26.1 million and $41.3 million, respectively (September 30, 2003 - net income of $22.1 million and $85.1 million, respectively). No pro forma effect has been given to share purchase options granted prior to January 1, 2002.

TRIZEC CANADA THIRD QUARTER 2004       17      NOTES TO THE FINANCIAL STATEMENTS

For employee stock-based compensation grants subsequent to January 1, 2003, compensation cost is measured at fair value at the date of grant and compensation cost is recognized into income over the vesting period.

7. FOREIGN EXCHANGE GAINS

                                                       3 MONTHS ENDED  3 Months Ended  9 MONTHS ENDED   9 Months Ended
                                                          SEPT. 30        Sept. 30        SEPT. 30         Sept. 30
                                                            2004            2003            2004             2003
                                                       --------------  --------------  --------------   --------------
Foreign exchange translation gain on monetary assets
  and liabilities denominated in Canadian dollar and
  European currencies                                    $      4.6            -            6.2                 -
Recognition of historical foreign currency translation
  adjustments resulting from reductions of net
  investments in Canada and Europe                                -          1.8            9.4               4.9
                                                         ----------          ---           ----               ---
                                                         $      4.6          1.8           15.6               4.9
                                                         ==========          ===           ====               ===

8. GAIN ON LAWSUIT SETTLEMENT

In July 2003, Trizec Properties reached an agreement in which it agreed to end all litigation and resolve all standing disputes concerning the development and subsequent bankruptcy of the hotel and casino adjacent to its Desert Passage project. In exchange for Trizec Properties' agreement to end the development litigation and its agreement to permit and assist in the re-theming of the hotel and casino complex, the other parties to the litigation have agreed to dismiss all claims against Trizec Properties. This settlement agreement was approved by the United States Bankruptcy Court for the District of Nevada in August 2003. In the third quarter of 2003, Trizec Properties recognized a gain on lawsuit settlement of approximately $26.7 million comprised primarily of the forgiveness of debt.

9. INCOME AND OTHER CORPORATE TAXES

The provision for income and other corporate taxes is as follows:

                                                       3 MONTHS ENDED  3 Months Ended  9 MONTHS ENDED   9 Months Ended
                                                          SEPT. 30        Sept. 30        SEPT. 30         Sept. 30
                                                            2004            2003            2004             2003
                                                       --------------  --------------  --------------   --------------
RECOVERY (EXPENSE)
Income taxes
    Current
      - withholding taxes on REIT distributions         $     (1.7)        (2.1)            31.9             (3.5)
      - sales                                                 (0.8)        13.1             (5.8)            13.1
    Future
      - operations and sales                                   0.8          0.2              4.8             (5.2)
Franchise, capital and alternative minimum tax                 0.3         (2.2)            (2.8)            (5.8)
                                                        ----------         ----             ----             ----
                                                        $     (1.4)         9.0             28.1             (1.4)
                                                        ==========         ====             ====             ====

During the first quarter of 2003, Trizec Properties paid approximately $49.5 million in corporate taxes related to pre-REIT tax matters. There was no income statement impact.

TRIZEC CANADA THIRD QUARTER 2004       18      NOTES TO THE FINANCIAL STATEMENTS

During the second quarter, as a result of the completion of an internal restructuring, the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount has been credited to the consolidated statement of income.

10. SEGMENTED INFORMATION

The Corporation is a fully integrated real estate operating and development company focused on the United States. Its activities include the acquisition, development and operation of office properties. The Corporation's strategy is to focus on the core U.S. office business through Trizec Properties.

The Corporation evaluates operating performance based primarily on rental income. All key financing, investing and capital allocation decisions are managed at the Trizec Properties and Trizec Canada corporate level. The following presents information by reportable segment for the three months and nine months ended September 30, 2004 and 2003.

TRIZEC CANADA THIRD QUARTER 2004       19      NOTES TO THE FINANCIAL STATEMENTS

SEGMENTED INFORMATION

FOR THE 3 MONTHS ENDED SEPTEMBER 30,

                                                                 2004                             2003
                                                    ------------------------------   ------------------------------
                                                      TRIZEC      TRIZEC               Trizec       Trizec
                                                    PROPERTIES    CANADA     TOTAL   Properties     Canada    Total
                                                    ----------   --------    -----   ----------     ------    -----
RENTAL OPERATIONS
  Rental revenue                                    $    198.6          -    198.6        196.2       10.8    207.0
  Operating expenses                                     (60.7)         -    (60.7)       (63.4)      (9.0)   (72.4)
  Property taxes                                         (23.1)         -    (23.1)       (24.7)       0.9    (23.8)
                                                    ----------   --------    -----   ----------     ------    -----
RENTAL INCOME                                            114.8          -    114.8        108.1        2.7    110.8
  General and administrative expense                     (14.0)      (1.9)   (15.9)       (10.1)      (2.0)   (12.1)
  Interest expense                                       (43.7)         -    (43.7)       (42.3)      (0.3)   (42.6)
                                                    ----------   --------    -----   ----------     ------    -----
REAL ESTATE OPERATING INCOME BEFORE THE FOLLOWING
  ITEMS                                                   57.1       (1.9)    55.2         55.7        0.4     56.1
  Depreciation expense                                   (40.8)         -    (40.8)       (36.4)      (0.4)   (36.8)
  Exchangeable debentures interest expense, net              -       (4.8)    (4.8)           -       (4.8)    (4.8)
  Interest income                                          1.2        3.5      4.7          1.7        1.1      2.8
  Gain on sale of properties, net                            -          -        -         19.7        2.5     22.2
  Foreign exchange gains                                     -        4.6      4.6            -        1.8      1.8
  Loss on early retirement of debt, net                   (3.3)         -     (3.3)           -          -        -
  Derivative loss                                         (1.2)         -     (1.2)           -          -        -
  Gain (loss) on investments                                 -          -        -        (15.3)       0.2    (15.1)
  Gain on lawsuit settlement                                 -          -        -         26.7          -     26.7
                                                    ----------   --------    -----   ----------     ------    -----
INCOME BEFORE TAXES AND NON-CONTROLLING INTERESTS         13.0        1.4     14.4         52.1        0.8     52.9
  Income and other corporate taxes                         1.2       (2.6)    (1.4)        11.7       (2.7)     9.0
  Non-controlling interests                               (1.5)         -     (1.5)       (39.1)         -    (39.1)
                                                    ----------   --------    -----   ----------     ------    -----
INCOME (LOSS) FROM CONTINUING OPERATIONS                  12.7       (1.2)    11.5         24.7       (1.9)    22.8
DISCONTINUED OPERATIONS                                   14.7          -     14.7         (0.3)         -     (0.3)
                                                    ----------   --------    -----   ----------     ------    -----
NET INCOME (LOSS)                                   $     27.4       (1.2)    26.2         24.4       (1.9)    22.5
                                                    ==========   ========    =====   ==========     ======    =====

FOR THE 9 MONTHS ENDED SEPTEMBER 30,

                                                                 2004                             2003
                                                    ------------------------------   ------------------------------
                                                      TRIZEC      TRIZEC               Trizec       Trizec
                                                    PROPERTIES    CANADA     TOTAL   Properties     Canada    Total
                                                    ----------   --------   -----    ----------     ------    -----
RENTAL OPERATIONS
  Rental revenue                                    $    581.5          -    581.5        594.3       27.6    621.9
  Operating expenses                                    (179.8)         -   (179.8)      (187.7)     (21.1)  (208.8)
  Property taxes                                         (68.9)         -    (68.9)       (75.7)         -    (75.7)
                                                    ----------   --------   ------   ----------     ------   ------
RENTAL INCOME                                            332.8          -    332.8        330.9        6.5    337.4
  General and administrative expense                     (27.3)      (5.7)   (33.0)       (29.3)      (5.2)   (34.5)
  Interest expense                                      (123.7)      (0.5)  (124.2)      (127.1)      (3.1)  (130.2)
                                                    ----------   --------   ------   ----------     ------   ------
REAL ESTATE OPERATING INCOME BEFORE THE FOLLOWING
  ITEMS                                                  181.8       (6.2)   175.6        174.5       (1.8)   172.7
  Depreciation expense                                  (114.2)         -   (114.2)      (110.8)      (1.3)  (112.1)
  Exchangeable debentures interest expense, net              -      (11.0)   (11.0)           -      (11.0)   (11.0)
  Interest income                                          4.0        5.9      9.9          4.4        3.4      7.8
  Gain on sale of properties, net                          5.7        1.1      6.8         40.4       52.0     92.4
  Provision for losses on properties                     (25.2)         -    (25.2)       (13.9)         -    (13.9)
  Recovery on insurance claims                             0.7          -      0.7          7.5          -      7.5
  Foreign exchange gains                                   3.3       12.3     15.6            -        4.9      4.9
  Gain (loss) on early retirement of debt, net            (9.3)         -     (9.3)         6.1          -      6.1
  Derivative loss                                         (2.7)         -     (2.7)           -          -        -
  Gain (loss) on investments                                 -          -        -        (15.3)       0.2    (15.1)
  Gain on lawsuit settlement                                 -          -        -         26.7          -     26.7
  Other income                                               -        0.5      0.5            -          -        -
                                                    ----------   --------   ------   ----------     ------   ------
INCOME BEFORE TAXES AND NON-CONTROLLING INTERESTS         44.1        2.6     46.7        119.6       46.4    166.0
  Income and other corporate taxes                        (8.5)      36.6     28.1          8.7      (10.1)    (1.4)
  Non-controlling interests                              (19.9)         -    (19.9)       (81.8)         -    (81.8)
                                                    ----------   --------   ------   ----------     ------   ------
INCOME FROM CONTINUING OPERATIONS                         15.7       39.2     54.9         46.5       36.3     82.8
DISCONTINUED OPERATIONS                                  (13.8)       0.4    (13.4)         3.2          -      3.2
                                                    ----------   --------   ------   ----------     ------   ------
NET INCOME                                          $      1.9       39.6     41.5         49.7       36.3     86.0
                                                    ==========   ========   ======   ==========     ======   ======

TRIZEC CANADA THIRD QUARTER 2004               NOTES TO THE FINANCIAL STATEMENTS

The following segmented information presents the financial position of the Corporation as at September 30, 2004 and December 31, 2003 on a basis that isolates the financial position of Trizec Properties, Trizec Canada's principal asset, from the other assets held by Trizec Canada. The total assets of Trizec Canada include $41.8 million (2003 - $82.6 million) relating to countries other than Canada and the United States.

                                SEPTEMBER 30, 2004           December 31, 2003
                           ----------------------------  ---------------------------
                             TRIZEC    TRIZEC              Trizec    Trizec
                           PROPERTIES  CANADA   TOTAL    Properties  Canada   Total
                           ----------  ------  --------  ----------  ------  -------
ASSETS
Properties                 $  4,436.3       -   4,436.3    4,733.6        -  4,733.6
Cash and cash equivalents        75.5    45.4     120.9      129.3    103.9    233.2
Restricted cash                 110.1     7.6     117.7       97.3     17.8    115.1
Investments                         -   425.6     425.6          -    329.9    329.9
Other assets                    414.4    16.6     431.0      360.1     56.0    416.1
Future income taxes                 -   103.5     103.5          -     94.9     94.9
                           ----------   -----  --------    -------    -----  -------
                           $  5,036.3   598.7   5,635.0    5,320.3    602.5  5,922.8
                           ==========   =====  ========    =======    =====  =======

LIABILITIES
Long-term debt             $  2,877.5       -   2.877.5    3,092.7        -  3,092.7
Exchangeable debentures
  Carrying amount                   -   637.5     637.5          -    688.1    688.1
  Deferred amount                   -   253.4     253.4          -    202.8    202.8
Accounts payable and
   accrued liabilities          289.5    27.1     316.6      271.2     68.0    339.2
                           ----------   -----  --------    -------    -----  -------
                           $  3,167.0   918.0   4,085.0    3,363.9    958.9  4,322.8
                           ==========   =====              =======    =====  =======

NON-CONTROLLING INTERESTS                       1,124.4                      1,170.5
SHAREHOLDERS' EQUITY                              425.6                        429.5
                           ----------   -----  --------    -------    -----  -------
                                               $5,635.0                      5,922.8
                           ==========   =====  ========    =======    =====  =======

11.   PER SHARE AMOUNTS

The following table sets forth the computation of basic and diluted income per share amounts.

                                                 3 MONTHS  3 Months  9 MONTHS  9 Months
                                                   ENDED     Ended    ENDED     Ended
                                                 SEPT. 30  Sept. 30  SEPT. 30  Sept. 30
                                                   2004      2003      2004      2003
                                                 --------  --------  --------  --------
Numerator:
  Income from continuing operations              $   11.5    22.8      54.9      82.8
  Discontinued operations                            14.7    (0.3)    (13.4)      3.2
  Net income                                         26.2    22.5      41.5      86.0
                                                 ========    ====      ====      ====

Denominator for income per share (in millions):
  Weighted average shares outstanding                59.9    59.9      59.9      59.9
  Impact of dilutive potential shares
   resulting from share purchase options                -       -         -         -
                                                 --------    ----      ----      ----
Denominator for diluted per share amounts            59.9    59.9      59.9      59.9
                                                 ========    ====      ====      ====

INCOME (LOSS) PER SHARE
  Basic and diluted
   Continuing operations                         $   0.19    0.38      0.92      1.38
   Discontinued operations                           0.25       -     (0.23)     0.06
   Net income                                        0.44    0.38      0.69      1.44
                                                 ========    ====      ====      ====

TRIZEC CANADA THIRD QUARTER 2004       21      NOTES TO THE FINANCIAL STATEMENTS

None of the 0.8 million share purchase options outstanding at September 30, 2004 (2003 - 1.3 million) were included in per share computations as they would have had an anti-dilutive effect.

12.   CONTINGENCIES

The Corporation is contingently liable under guarantees that are issued in the normal course of business and with respect to litigation and claims that arise from time to time. While the final outcome with respect to claims and litigation pending at September 30, 2004 cannot be predicted with certainty, in the opinion of management, any liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Corporation.

13.   SUBSEQUENT EVENTS

In October 2004, Trizec Properties reached an agreement to sell 110 William Street, located in New York, New York, to an affiliate of Swig Investment Company, one of Trizec Properties' joint venture partners, for approximately $164.5 million. The transaction is expected to occur in the fourth quarter of 2004 and remains subject to the satisfaction of customary closing conditions.

On October 21, 2004, the Compensation Committee of Trizec Properties' Board of Directors made awards to certain senior executives of Trizec Properties under a long-term incentive compensation program known as the Trizec Properties, Inc. 2004 Long-Term Outperformance Compensation Program (the "OPP"). The OPP was designed as a feature of the Trizec Properties, Inc. 2002 Long-Term Incentive Plan, as amended (the "LTIP"), which plan previously was approved by Trizec Properties' stockholders, to provide meaningful incentives to senior executives to increase stockholder value by aligning the interests of senior management with the interests of Trizec Properties' stockholders. The size and dollar value of the incentive pool, if any, will depend on the extent to which Trizec Properties' performance over a three-year period commencing on October 20, 2004 and ending on October 19, 2007, as measured by Trizec Properties' total rate of return to stockholders, exceeds a pre-established performance threshold. The pre-established performance threshold under the OPP is equal to the greater of
(a) 110% of the average of the total rate of return to stockholders achieved by members of a pre-determined peer group of companies over the three-year measurement period and (b) a 10% total annual rate of return to Trizec Properties' stockholders, compounded annually over the three-year measurement period. The aggregate award amount potentially allocable to the senior executives will be a dollar amount equal to 6% of the product of (a) Trizec Properties' total rate of return to stockholders over the three-year measurement period minus the pre-established performance threshold, multiplied by (b) Trizec Properties' market capitalization on October 20, 2004. The aggregate award amount will be paid in the form of shares of restricted stock granted under the LTIP. Subject to certain limited exceptions, the aggregate award amount and maximum number of shares of restricted stock issuable to participants may not exceed the lesser of (a) $25 million and (b) 2.5% of the aggregate number of shares of Trizec Properties' common stock outstanding on a fully diluted basis as of October 19, 2007. Trizec Properties will amortize the value of the award over the vesting period. Seventy-five percent of the award vests on October 19, 2007 and 25% of the award vests on October 19, 2008.

TRIZEC CANADA THIRD QUARTER 2004      22       NOTES TO THE FINANCIAL STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

The following Management's Discussion and Analysis ("MD&A"), which has been prepared as of November 10, 2004, should be read in conjunction with the Consolidated Financial Statements of Trizec Canada Inc. ("Trizec Canada" or "the Corporation") and the notes thereto for the nine months ended September 30, 2004, as well as the paragraph regarding forward looking statements on page 52 hereof. All dollar amounts are expressed in United States dollars and references to "$" are to United States dollars. References to "C$" are to Canadian dollars. For periods prior to May 8, 2002, references to "the Corporation" or "Trizec Canada" refer to TrizecHahn Corporation ("TrizecHahn"), which became a wholly-owned subsidiary of Trizec Canada on May 8, 2002. Capitalized terms used herein without definition are defined in the Glossary of Terms contained in the Management Information Circular of TrizecHahn Corporation dated March 13, 2002.

Additional information relating to the Corporation for the year ended December 31, 2003, filed with applicable Canadian securities regulators in Canada, may be accessed at www.sedar.com.

OVERVIEW

Trizec Canada is primarily engaged in the U.S. real estate business through its approximately 39% interest in Trizec Properties, Inc. ("Trizec Properties"), a publicly traded U.S. office real estate investment trust, or REIT, one of the largest owners and managers of commercial property in the United States, with 58 U.S. office properties containing approximately 41.4 million square feet, or approximately 37.9 million square feet based upon Trizec Properties' pro rata ownership interests. Its office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas:
Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C.

Trizec Canada's subordinate voting shares trade on the Toronto Stock Exchange under the symbol TZC.SV. Trizec Properties' common stock trades on the New York Stock Exchange under the symbol TRZ. Trizec Properties' Form 10-Q for the quarterly period ended September 30, 2004, including its consolidated financial statements, was filed with the United States Securities and Exchange Commission on November 5, 2004. The Corporation's financial statement disclosure, where applicable, is consistent with that of Trizec Properties.

PLAN OF ARRANGEMENT

On May 8, 2002, TrizecHahn completed a Plan of Arrangement (the "Arrangement") under Canadian law that resulted in Trizec Properties, which owned all of TrizecHahn's U.S. assets together with certain non-U.S. assets, becoming a publicly-traded REIT. On April 23, 2002, all classes of TrizecHahn's shareholders approved the Arrangement and on April 29, 2002, the Superior Court of Justice of Ontario gave final approval to the Arrangement.

The Arrangement was structured with the objective of achieving economic equivalence between a Trizec Canada Share and a share of Trizec Properties Common Stock. It is expected that Trizec Canada will pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock.

Trizec Canada was incorporated on January 29, 2002 and did not conduct business operations prior to May 8, 2002. Trizec Canada is a mutual fund corporation under Canadian tax rules. Trizec Canada indirectly owns approximately 39% of the shares of Trizec Properties Common Stock, representing one share of Trizec Properties Common Stock for each outstanding Trizec Canada Share, and therefore holders of Trizec Canada Shares have an indirect interest in Trizec Properties. It is intended that Trizec Canada will, during the 66-month period following the Arrangement, pay the same dividend per Trizec Canada Share as Trizec Properties pays per share of Trizec Properties Common Stock. In addition, as a consequence of the Arrangement, Trizec Canada indirectly owns all of the Trizec Properties Special Stock and Trizec Properties Convertible Stock. As the Trizec Properties Special Stock enables the Corporation to control a majority of votes

TRIZEC CANADA THIRD QUARTER 2004       23   MANAGEMENT'S DISCUSSION AND ANALYSIS
in elections of the Trizec Properties board of directors, Trizec Canada continues to consolidate the balance sheet, operating results and cash flows of Trizec Properties in its consolidated financial statements.

Immediately after May 8, 2002, certain former holders of TrizecHahn Subordinate Voting Shares, representing approximately 60% of the outstanding TrizecHahn shares, owned approximately 60% of the Trizec Properties Common Stock which they acquired in exchange for TrizecHahn Subordinate Voting Shares. The effect of this exchange was recorded on the consolidated balance sheet as non-controlling interests of $1,267.9 million, which was based on the historical cost basis of TrizecHahn's interest in Trizec Properties, with a decrease in retained earnings of $424.4 million and share capital of $843.5 million.

Trizec Canada's results include "non-controlling interests" which represents the share of earnings of Trizec Properties attributable to the shareholders of Trizec Properties, other than Trizec Canada, after the effective date of the Arrangement.

The following presents the financial position of the Corporation as at September 30, 2004 on a basis that isolates the financial position of Trizec Properties, Trizec Canada's principal asset, from the other assets held by Trizec Canada.

                                            TRIZEC    TRIZEC
                                          PROPERTIES  CANADA   TOTAL
                                          ----------  ------  --------
ASSETS
Properties                                $  4,436.3       -   4,436.3
Cash and cash equivalents                       75.5    45.4     120.9
Restricted cash                                110.1     7.6     117.7
Marketable securities                              -   113.6     113.6
Investments - other                                -   312.0     312.0
Other assets                                   414.4    16.6     431.0
Future income taxes                                -   103.5     103.5
                                          ----------   -----  --------
                                          $  5,036.3   598.7   5,635.0
                                          ==========   =====  ========

LIABILITIES
Long-term debt                            $  2,877.5       -   2,877.5
Exchangeable debentures
  Carrying amount                                  -   637.5     637.5
  Deferred amount                                  -   253.4     253.4
Accounts payable and accrued liabilities       289.5    27.1     316.6
                                          ----------   -----  --------
                                          $  3,167.0   918.0   4,085.0
                                          ==========   =====
NON-CONTROLLING INTERESTS                                      1,124.4
SHAREHOLDERS' EQUITY                                             425.6
                                                              --------
                                                              $5,635.0
                                                              ========

TRIZEC CANADA MONETIZATION STATUS

At the time of the Arrangement, the aggregate value of Trizec Canada's net assets estimated to fund the anticipated costs of Trizec Canada for the 66-month period following the completion of the event was $92 million. At December 31, 2003 Trizec Canada possessed net assets of $126.1 million after completing the monetization of several key non-U.S. assets and repaying all of its bank debt.

With the receipt in January 2004 of approximately C$52 million ($39 million) in connection with the transfer of its interest in the CN Tower back to Canada Lands Company CLC Limited, Trizec Canada has substantially completed the sale of its non-U.S. assets as contemplated in the Arrangement.

TRIZEC CANADA THIRD QUARTER 2004       24   MANAGEMENT'S DISCUSSION AND ANALYSIS

In April 2004, the Corporation collected a $17 million receivable from Brandenburg Park. In addition, during the second quarter Trizec Canada determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million.

As a result of the above transactions, in combination with strengthened Canadian and Euro currencies, Trizec Canada's net other assets grew to $157.1 million at September 30, 2004, of which $166.6 million was held in the form of cash and marketable securities before considering any liabilities.

The following presents the pro forma Net Other Assets position of Trizec Canada at September 30, 2004:

                                                   Adjustment
                                                   for Barrick
                                                   Shares and
                                                   TrizecHahn    Pro Forma
                                          Total    Exchangeable   Trizec
                                                   Debentures    Canada
                                          ------  -------------  ---------
ASSETS
Cash and cash equivalent                  $ 45.4          -          45.4
Restricted cash                              7.6          -           7.6
Marketable securities                      113.6          -         113.6
Investments - other                        312.0     (286.2)         25.8
Other assets                                16.6      (10.7)          5.9
Future income taxes                        103.5          -         103.5
                                          ------     ------      --------
                                          $598.7     (296.9)        301.8
                                          ======     ======      ========

LIABILITIES
Long-term debt                            $    -          -             -
Exchangeable debentures                    890.9     (890.9)            -
Accounts payable and accrued liabilities    27.1       (1.9)         25.2
                                          ------     ------      --------
                                          $918.0     (892.8)         25.2
                                          ======     ======      ========
                                                                    276.6

Adjustment to future income taxes
 and to estimated liability                                        (119.5)
                                                                 --------
PRO FORMA NET OTHER ASSETS                                       $  157.1
                                                                 ========

The pro forma Trizec Canada Net Other Assets position at September 30, 2004 includes a net asset of $103.5 million recorded in respect of future income taxes. This amount reflects the potential future Canadian tax benefit of non-capital and net capital losses and timing differences related to provisions for losses minus a provision for potential income taxes in respect of prior fiscal periods. No value has been considered attributable to the potential future Canadian tax benefit of capital losses and timing differences in the above pro forma analysis, for the purpose of the valuation of the Net Other Assets, because of Trizec Canada's Canadian tax status as a mutual fund corporation. The value of future income taxes for this purpose is estimated to be a net liability of $16 million, which reflects the removal of amounts attributable to the potential future Canadian tax benefit of capital losses and timing differences.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of Trizec Canada's financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of these financial statements requires the Corporation to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

TRIZEC CANADA THIRD QUARTER 2004       25   MANAGEMENT'S DISCUSSION AND ANALYSIS

Critical accounting estimates are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. For a detailed description of Trizec Canada's significant accounting policies, see Note 2 in the notes to the December 31, 2003 consolidated financial statements. The critical accounting estimates used in the preparation of Trizec Canada's interim consolidated financial statements are described in more detail in the Corporation's annual MD&A for the year ended December 31, 2003.

ACCOUNTING DEFINITIONS

Gross margin is not a recognized measure under Canadian GAAP. Trizec Properties' management believes that in addition to net income (loss), gross margin is a useful supplemental measure as it provides investors with an indication of the performance of the office portfolio. Investors should be cautioned, however, that gross margin should not be construed as an alternative to net income as determined in accordance with Canadian GAAP as an indicator of profitability. The Corporation's method of calculating gross margin may differ from other companies and, accordingly, gross margin may not be comparable to measures used by other companies.

OUTLOOK AND RESULTS OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004

Trizec Canada recorded net income of $26.2 million or net income per share of $0.44 for the three months ended September 30, 2004, compared with a net income of $22.5 million or net income per share of $0.38 for the three months ended September 30, 2003.

TRIZEC CANADA THIRD QUARTER 2004       26   MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table segments Trizec Canada's consolidated financial information and isolates the results of operations of Trizec Properties, Trizec Canada's principal asset, on a Canadian GAAP basis.

                                  Three months ended September 30                     Increase/
                      -----------------------------------------------------         (Decrease) in
                                   2004                        2003                   Net Income
                      -----------------------------------------------------   --------------------------
                        TRIZEC    TRIZEC            Trizec    Trizec            Trizec    Trizec
                      PROPERTIES  CANADA  TOTAL   Properties  Canada  Total   Properties  Canada  Total
                      ----------  ------  -----   ----------  ------  -----   ----------  ------  ------
RENTAL OPERATIONS
 Rental revenue       $   198.6       -   198.6     196.2      10.8   207.0       2.4     (10.8)    (8.4)
 Operating expenses       (60.7)      -   (60.7)    (63.4)     (9.0)  (72.4)      2.7       9.0     11.7
 Property taxes           (23.1)      -   (23.1)    (24.7)      0.9   (23.8)      1.6      (0.9)     0.7
                      ---------   -----   -----     -----      ----   -----     -----     -----   ------
RENTAL INCOME             114.8       -   114.8     108.1       2.7   110.8       6.7      (2.7)     4.0
 General and
  administrative
  expense                 (14.0)   (1.9)  (15.9)    (10.1)     (2.0)  (12.1)     (3.9)      0.1     (3.8)
 Interest expense,
  net                     (43.7)      -   (43.7)    (42.3)     (0.3)  (42.6)     (1.4)      0.3     (1.1)
                      ---------   -----   -----     -----      ----   -----     -----     -----   ------
REAL ESTATE
 OPERATING INCOME
 BEFORE THE
 FOLLOWING ITEMS           57.1    (1.9)   55.2      55.7       0.4    56.1       1.4      (2.3)    (0.9)
 Depreciation
  expense                 (40.8)      -   (40.8)    (36.4)     (0.4)  (36.8)     (4.4)      0.4     (4.0)
 Exchangeable
  debentures
  interest
  expense, net                -    (4.8)   (4.8)        -      (4.8)   (4.8)        -         -        -
 Interest income            1.2     3.5     4.7       1.7       1.1     2.8      (0.5)      2.4      1.9
 Gain (loss) on
   sale of
   properties,
   net                        -       -       -      19.7       2.5    22.2     (19.7)     (2.5)   (22.2)
 Foreign exchange
   gains                      -     4.6     4.6         -       1.8     1.8         -       2.8      2.8
 Loss on early
   retirement of
   debt, net               (3.3)      -    (3.3)        -         -       -      (3.3)        -     (3.3)
 Derivative losses         (1.2)      -    (1.2)        -         -       -      (1.2)        -     (1.2)
 Gain (loss) on
   investments                -       -       -     (15.3)      0.2   (15.1)     15.3      (0.2)    15.1
 Gain on lawsuit
   settlement                 -       -       -      26.7         -    26.7     (26.7)        -    (26.7)
                      ---------   -----   -----     -----      ----   -----     -----     -----   ------
INCOME (LOSS)
 BEFORE TAXES AND
 NON-CONTROLLING
 INTERESTS                 13.0     1.4    14.4      52.1       0.8    52.9     (39.1)      0.6    (38.5)
 Income and other
   corporate taxes
   Future                     -     0.8     0.8         -       0.2     0.2         -       0.6      0.6
   Current                  1.2    (3.4)   (2.2)     11.7      (2.9)    8.8     (10.5)     (0.5)   (11.0)
 Non-controlling
  interests                (1.5)      -    (1.5)    (39.1)        -   (39.1)     37.6         -     37.6
INCOME (LOSS) FROM
 CONTINUING
 OPERATIONS                12.7    (1.2)   11.5      24.7      (1.9)   22.8     (12.0)      0.7    (11.3)
DISCONTINUED
 OPERATIONS                14.7       -    14.7      (0.3)        -    (0.3)     15.0         -     15.0
                      ---------   -----   -----     -----      ----   -----     -----     -----   ------
NET INCOME (LOSS)     $    27.4    (1.2)   26.2      24.4      (1.9)   22.5       3.0       0.7      3.7
                      =========   =====   =====     =====      ====   =====     =====     =====   ======
INCOME (LOSS) PER
 TRIZEC CANADA SHARE
Basic and diluted
 Continuing
 operations                               $0.19                       $0.38                       $(0.19)
                                          =====                       =====                       ======
 Discontinued
 operations                               $0.25                       $   -                       $ 0.25
                                          =====                       =====                       ======
 Net income                               $0.44                       $0.38                       $ 0.06
                                          =====                       =====                       ======

TRIZEC CANADA THIRD QUARTER 2004       27   MANAGEMENT'S DISCUSSION AND ANALYSIS

DIFFERENCES FROM CANADIAN ACCOUNTING PRINCIPLES

Trizec Canada prepares its consolidated financial statements in accordance with Canadian GAAP. Trizec Properties prepares its consolidated financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP").

U.S. GAAP varies in certain significant respects from Canadian GAAP. The effect of these principal differences on the balance sheet and statement of income of Trizec Properties are quantified and described below.

        TRIZEC PROPERTIES, INC.
              BALANCE SHEET                   U.S.    Proportionate  Leasting    Property    Derivative          CDN
        AS AT SEPTEMBER 30, 2004             GAAP     Consolidation   Costs     Book Value  Instruments  Other   GAAP
------------------------------------------  --------  -------------  ---------  ----------  -----------  -----  -------
ASSETS
Real estate, net                            $3,958.9      409.1        116.6      (48.3)           -        -   4,436.3
Cash and cash equivalents                       75.5          -            -          -            -        -      75.5
Escrows and Restricted cash                     58.0       52.1            -          -            -        -     110.1
Investment in unconsolidated real
  estate joint ventures                        117.0     (117.0)           -          -            -        -         -
Other assets                                   453.8       63.6       (116.6)         -         11.8      1.8     414.4
                                            --------     ------        -----      -----         ----     ----   -------
                                            $4,663.2      407.8            -      (48.3)        11.8      1.8   5,036.3
                                            ========     ======        =====      =====         ====     ====   =======
LIABILITIES
Mortgage debt and other loans               $2,457.1      420.4            -          -            -        -   2,877.5
Accounts payable and accrued liabilities       318.2      (12.6)           -          -         (8.8)     6.4     303.2
Minority interest and redeemable preferred
  stock                                          6.0          -            -          -            -     (4.0)      2.0
                                            --------     ------        -----      -----         ----     ----   -------
                                             2,781.3      407.8            -          -         (8.8)     2.4   3,182.7
                                            ========     ======        =====      =====         ====     ====   =======

SHAREHOLDERS' EQUITY
Shareholders' capital                        2,208.9          -            -      (48.3)           -     (2.4)  2,158.2
Retained earnings (deficit)                   (305.6)         -            -          -          0.1      0.9    (304.6)
Unearned compensation                           (0.9)         -            -          -            -      0.9         -
Accumulated other comprehensive loss           (20.5)         -            -          -         20.5        -         -
                                            --------     ------        -----      -----         ----     ----   -------
                                             1,881.9          -            -      (48.3)        20.6     (0.6)  1,853.6
                                            --------     ------        -----      -----         ----     ----   -------
                                            $4,663.2      407.8            -      (48.3)        11.8      1.8   5,036.3
                                            ========     ======        =====      =====         ====     ====   =======

TRIZEC CANADA THIRD QUARTER 2004       28   MANAGEMENT'S DISCUSSION AND ANALYSIS

         TRIZEC PROPERTIES, INC.
           STATEMENT OF INCOME
        FOR THE THREE MONTHS ENDED            U.S.    Proportionate   Property            CDN
            SEPTEMBER 30, 2004                GAAP    Consolidation  Book Value  OTHER   GAAP
------------------------------------------  --------  -------------  ----------  -----  ------
REVENUES
  Property revenue                          $ 172.9        25.7           -         -    198.6
                                            -------       -----         ---      ----   ------

EXPENSES
  Property operating expenses                 (71.9)      (11.9)          -         -    (83.8)
  General and administrative expense          (13.1)          -                  (0.9)   (14.0)
  Interest income                               1.1         0.1           -         -      1.2
  Interest expense                            (36.9)       (6.8)          -         -    (43.7)
  Depreciation expense                        (37.0)       (4.1)        0.3         -    (40.8)
  Stock option grant expense                   (0.9)          -           -       0.9        -
                                            -------       -----         ---      ----   ------
                                             (158.7)      (22.7)        0.3         -   (181.1)
                                            -------       -----         ---      ----   ------

INCOME BEFORE THE FOLLOWING ITEMS              14.2         3.0         0.3         -     17.5
  Income from unconsolidated real estate
    joint ventures, including provision
    for loss on investment                      3.0        (3.0)          -         -        -
  Gain on early retirement of debt, net        (3.3)          -           -         -     (3.3)
  Derivative loss                              (1.2)          -           -         -     (1.2)
  Income and other corporate taxes              0.4           -           -       0.8      1.2
                                            -------       -----         ---      ----   ------

INCOME FROM CONTINUING OPERATIONS              13.1           -         0.3       0.8     14.2
  Discontinued operations                      36.2           -         1.4      (0.5)    37.1
  Gain on sale of properties, net               0.3           -           -      (0.3)       -
                                            -------       -----         ---      ----   ------

NET INCOME                                  $  49.6           -         1.7         -     51.3
                                            =======       =====         ===      ====   ======

PROPORTIONATE CONSOLIDATION

Under U.S. GAAP, proportionate consolidation is generally not permitted for joint ventures and the cost, equity or full consolidation methods of accounting must be followed, as appropriate. Under Canadian GAAP, the accounts of all jointly controlled incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Corporation's ownership interest.

LEASING COSTS

Under Canadian GAAP, leasing costs are classified as part of real estate, net whereas under U.S. GAAP they are classified as deferred charges and included in other assets.

PROPERTY BOOK VALUE

Under Canadian GAAP, building depreciation, gain on sale of properties, net, and provision for losses on properties are affected as a result of lower carrying values of certain properties compared with U.S. GAAP. These differences resulted from historical adjustments to the carrying amounts of assets acquired whose tax bases, at acquisition date, differed from the assigned values for accounting purposes. The tax effect of these bases differences was added to the carrying value of the associated properties on acquisition for U.S. GAAP purposes. Under Canadian GAAP, the tax effect of these bases differences was charged to retained earnings on implementation, on January 1, 2000, of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3465 "Income Taxes".

DERIVATIVE INSTRUMENTS

Under U.S. GAAP, Trizec Properties follows SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Corporation's consolidated balance sheet

TRIZEC CANADA THIRD QUARTER 2004       29   MANAGEMENT'S DISCUSSION AND ANALYSIS
at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are required to be reported through the statement of operations. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives is recognized in other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in the statement of operations. In addition, Trizec Properties uses certain interest rate protection agreements to manage risks from fluctuations in variable interest rates, as well as to hedge anticipated future financing transactions. Under Canadian GAAP, the Corporation accounts for interest rate cap contracts as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market values, except for any non-hedging portions of the derivative instruments. Any amount receivable or payable arising from interest rate cap contracts are recognized as an adjustment of interest expense. Premiums paid to arrange interest rate cap contracts are deferred and amortized to interest expense over the term of the contracts. Under interest rate swap agreements, payments or receipts are recognized as adjustments to interest expense.

RENTAL INCOME

TRIZEC PROPERTIES

At September 30, 2004, Trizec Properties had total assets of approximately $5.0 billion and owned interests in 58 U.S. office properties containing approximately 41.4 million square feet, with its pro rata ownership interest totaling approximately 37.9 million square feet. Trizec Properties' office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas: Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; Houston, Texas; Los Angeles, California; New York, New York and Washington, D.C.

The macroeconomic conditions that negatively affected employment levels for office workers, which, in turn, affected the demand for office space, have not significantly changed since the end of 2003. This stagnant demand for office space has resulted in modest increases in occupancy rates, and makes it unlikely that occupancy rates will increase significantly during the remainder of the year, and, additionally, may continue to put downward pressure on market rents. Trizec Properties' focus for the remainder of the year will be to renew or re-lease expiring space. The table below reflects the occupancy rates at September 30, 2004 compared to December 31, 2003 and shows the percentage of the square feet, based on its pro rata economic ownership interest in joint ventures, that will expire during the remainder of the year for its total U.S. office portfolio.

                                                  PERCENTAGE OF
                           OCCUPANCY RATES AT        SPACE
                    ---------------------------  EXPIRING IN THE
                    SEPTEMBER 30,  DECEMBER 31,    REMAINDER OF
                        2004           2003           2004
                    -------------  ------------  ---------------
Core Markets
  Atlanta              88.3%          85.8%           3.7%
  Chicago              93.5%          95.1%           2.8%
  Dallas               83.8%          80.7%           1.4%
  Houston              83.4%          84.9%           2.5%
  Los Angeles          87.0%          84.8%           0.6%
  New York             96.6%          97.3%           8.7%
  Washington, D.C.     92.1%          87.1%           0.5%
                       ----           ----            ---
                       89.3%          88.0%           3.2%
                       ----           ----            ---
Secondary Markets      82.4%          81.0%           1.9%
                       ----           ----            ---
Total                  88.2%          86.6%           3.0%
                       ====           ====            ===

For Trizec Properties' total portfolio of 58 U.S. office properties for the nine months ended September 30, 2004, it leased approximately 4.9 million square feet, or approximately 4.5 million square feet based on its pro rata economic ownership interest in joint ventures. Average occupancy increased to 87.3% for the nine months ended September 30, 2004 compared to 87.2% for the nine months ended September 30, 2003. Based on its pro rata economic ownership interest in joint ventures, average occupancy increased to 87.3% for the nine months

TRIZEC CANADA THIRD QUARTER 2004       30   MANAGEMENT'S DISCUSSION AND ANALYSIS
ended September 30, 2004 compared to 86.8% for the nine months ended September 30, 2003. Trizec Properties experienced a $2.14 per square foot decrease, or a $2.09 per square foot decrease based on its pro rata economic ownership interest in joint ventures, in gross rental rates on new and renewal leasing, reflecting the impact of space rolling over at properties.

In an environment of stagnant economic conditions, it is normal to experience increased rental delinquencies and tenant failures. Trizec Properties monitors the financial strength of its key tenants and, therefore, their ability to pay rent and the likelihood that they will continue to pay rent, through a watch list process applied at the local, regional and corporate property management levels. This monitoring process is designed to help identify significant credit risks. At the end of September 2004, Trizec Properties was closely monitoring tenants with leases representing approximately 3.9% of the leaseable area of its U.S. office portfolio and approximately 3.3% of its annual gross rent for the U.S. office portfolio.

The table below presents selected operating information for the U.S. office portfolio for the three months ended September 30, 2004 and 2003.

                       Three Months Ended   Increase/
                         September 30      (Decrease)
                       ------------------   in Rental
                         2004       2003     Income
                       ---------    -----  ----------
U.S. OFFICE PORTFOLIO
 Rental revenue        $   198.6    196.2      2.4
 Operating expenses        (83.8)   (88.1)     4.3
                       ---------    -----      ---
RENTAL INCOME          $   114.8    108.1      6.7
                       =========    =====      ===

Office property revenues increased by approximately $2.4 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. Office property revenues increased approximately $4.2 million due to the acquisition of Bank of America Plaza, located in Los Angeles, California, in the third quarter of 2004. Office property revenues increased by approximately $0.4 million due to an increase in average occupancy, by approximately $1.5 million primarily due to an increase in recovery income and by approximately $0.4 million due to an increase in parking revenue. In addition, termination fee income increased approximately $2.8 million. These increases were offset by a decrease in office property revenues of approximately $2.3 million due to the sale of 151 Front Street, located in Toronto, Ontario, in the first quarter of 2004 and by approximately $3.8 million due to the sale of a 50% interest in Plaza of the Americas, located in Dallas, Texas, in the second quarter of 2004 and the disposition of two office properties during the third quarter of 2003. In addition, there was a decrease of approximately $0.9 million in management fee income for the three months ended September 30, 2004 compared to the three months ended September 30, 2003.

Lease termination fees are an element of ongoing real estate ownership. Included in the office property revenue analysis above, for the three months ended September 30, 2004, Trizec Properties recognized approximately $3.2 million of termination fees for its office portfolio compared to approximately $0.4 million for the three months ended September 30, 2003.

Office property operating expenses decreased by approximately $4.3 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. The sale of 151 Front Street resulted in a decrease in office property operating expenses of approximately $1.2 million and the sale of a 50% interest in Plaza of the Americas in 2004 and the disposition of two office properties during the third quarter of 2003 resulted in a decrease of office property operating expenses of approximately $1.3 million. Office property operating expenses decreased by approximately $1.7 million due to a decrease in insurance expense and by approximately $0.7 million due to a decrease in property tax expense. In addition, there was a decrease in bad debt expense of approximately $0.4 million and a decrease of approximately $2.7 million primarily related to a decrease in building management and other expenses for the three months ended September 30,

TRIZEC CANADA THIRD QUARTER 2004       31   MANAGEMENT'S DISCUSSION AND ANALYSIS

2004 compared to the three months ended September 30, 2003. These decreases were partially offset by an increase in office property operating expenses of approximately $1.8 million due to the acquisition of Bank of America Plaza in the third quarter of 2004 as well as an increase of approximately $1.9 million primarily related to an increase in utilities expense and repairs and maintenance expense for the three months ended September 30, 2004 compared to the three months ended September 30, 2003.

Excluding the impact of lease termination fees on revenues, Trizec Properties' office portfolio gross margin (property revenues, excluding lease termination fees, less property operating expenses) increased to approximately 57.1% for the three months ended September 30, 2004 from approximately 55.0% for the three months ended September 30, 2003, primarily reflecting a decrease in operating expenses.

TRIZEC CANADA

Consistent with its plan, Trizec Canada has monetized its non-U.S. real estate assets and as a result no longer will have rental income going forward. On a year-over-year basis, rental income decreased by a total of $2.7 million. The change, due to 2003 dispositions, resulted in a decrease in rental income in Europe of $0.2 million, and a decrease in rental income of $2.5 million in Canada.

Effective December 31, 2003, the Corporation's interest in the CN Tower was transferred back to its landlord, Canada Lands Company CLC Limited.

Trizec Canada recorded no rental income for the third quarter of 2004.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.

Total general and administrative expense increased by approximately $3.8 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003.

Trizec Properties' general and administrative expense increased by approximately $3.9 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. This increase is due primarily to an increase in separation costs incurred by Trizec Properties and professional fees paid during the three months ended September 30, 2004, offset by additional expense related to the net settlement of warrants by Trizec Properties during the three months ended September 30, 2003.

General and administrative expense also includes stock option grant expense recorded by Trizec Properties which is comprised of the amortization of the intrinsic value, at the date of grant, of stock options granted upon the completion of the corporate reorganization and stock option expense related to the adoption of CICA Handbook Section 3870 for stock options issued in 2003. For stock options granted in 2003, this non-cash cost incurred relates to the fair value of the stock options at the date of grant. Stock option grant expense increased by approximately $0.6 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. The increase is primarily due to an increase in stock option grant expense of approximately $0.9 million resulting from the immediate vesting of certain stock options due to the separation of one of Trizec Properties' executives during the third quarter of 2004, offset by a decrease in stock option grant expense of approximately $0.3 million primarily resulting from the cessation of amortization due to the vesting of stock options.

TRIZEC CANADA THIRD QUARTER 2004       32   MANAGEMENT'S DISCUSSION AND ANALYSIS

INTEREST EXPENSE

The following analysis highlights the factors that contributed to the $1.1 million increase in interest expense on a quarter-over-quarter basis.

Analysis of Increase in Interest Expense               Total
----------------------------------------               -----
Early debt retirements                                 $ 4.8
Dispositions                                             2.5
Refinancings                                            (1.9)
Acquisitions                                            (1.2)
Increase in rates, higher outstanding credit facility
  balances, and other                                   (5.3)
                                                       -----
TOTAL INCREASE IN INTEREST EXPENSE                     $(1.1)
                                                       =====

DEPRECIATION EXPENSE

Depreciation and amortization expense recorded by Trizec Properties increased by approximately $4.4 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. The acquisition of Bank of America Plaza, located in Los Angeles, California, in August 2004 resulted in an increase in depreciation and amortization expense of approximately $1.9 million. In addition, depreciation and amortization expense increased by approximately $3.4 million primarily due to accelerated depreciation of tenant improvements resulting from early termination of leases and additional tenant improvements for the three months ended September 30, 2004 compared to the three months ended September 30, 2003. These increases in depreciation and amortization expense were offset by the disposition of a 50% interest in Plaza of the Americas in May 2004 resulting in a decrease in depreciation and amortization expense of approximately $0.9 million for the three months ended September 30, 2004 compared to the three months ended September 30, 2003.

INTEREST INCOME

During the three months ended September 30, 2004 interest income recorded by Trizec Properties decreased by $0.5 million compared to the three months ended September 30, 2003. This decrease is primarily attributable to approximately $1.2 million of death benefit proceeds on an insurance policy and approximately $0.4 million from a litigation refund during the third quarter of 2003. This decrease was partially offset by an increase in interest income primarily due to an increase in average cash balances for the three months ended September 30, 2004 compared to the three months ended September 30, 2003.

During the same period, interest income recorded by Trizec Canada increased by $2.4 million. Approximately $1.5 million of the increase stems from higher cash and marketable securities balances coupled with higher returns, and $1.2 million from the monetization of an investment, offset by lower investment balances in Europe.

GAIN ON SALE OF PROPERTIES, NET

                                          3 MONTHS  3 Months  9 MONTHS  9 Months
                                            ENDED     Ended    ENDED     Ended
                                          SEPT. 30  Sept. 30  SEPT. 30  Sept. 30
                                             2004     2003      2004      2003
                                          --------  --------  --------  --------
Office properties                         $      -    19.7      1.2       26.8
Retail/entertainment                             -       -      4.5       13.6
European retail/entertainment properties         -     2.5      1.1       52.0
                                          --------    ----      ---       ----
                                          $      -    22.2      6.8       92.4
                                          ========    ====      ===       ====

TRIZEC CANADA THIRD QUARTER 2004       33   MANAGEMENT'S DISCUSSION AND ANALYSIS

During the second quarter of 2004, Trizec Properties sold its Woodbridge land property and residual land in Florida recording a gain on sale of properties of $4.5 million. In addition, $1.1 million was received in respect of recoveries on previous European dispositions.

In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas. Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L. P., Trizec Properties sold a 50% interest in Plaza of the Americas to its joint venture partner for a net sales price of approximately $47.7 million, resulting in a loss on disposition of real estate, net, of approximately $20.0 million.

On April 30, 2004, the members of the JBG/TrizecHahn Waterview Venture L.L.C., a joint venture through which Trizec Properties owned an 80% interest in the Waterview Development, located in Arlington, Virginia, sold the property, a mixed-use development parcel, to a newly formed joint venture, Waterview L.L.C., in which Trizec Properties acquired a 25% interest. Trizec Properties recognized a gain on sale of properties of approximately $0.7 million in conjunction with the sale.

During the three months ended March 31, 2004, Trizec Properties sold 151 Front Street in Toronto, Ontario and recorded a net gain of $20.6 million.

During the third quarter of 2003, Trizec Canada recorded a gain in the amount of $2.5 million as a result of the sale of its ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which included the Olympia Centrum retail center in Brno and a development site located outside Prague.

During the second quarter of 2003, Trizec Canada recorded a gain of $1.8 million as a result of the receipt of additional proceeds in connection with the 2001 sale of a European entertainment property.

In the first quarter of 2003, Trizec Canada completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture, a Hungarian based real estate company. The sale was executed in two separate transactions with an existing 25% TriGranit joint venture partner. The first transaction, which closed on February 26, 2003, involved the sale of TriGranit's operating properties, to a subsidiary of the joint venture partner, for net proceeds of $109.3 million, after assumption of property level debt. The controlling shareholder of Trizec Canada, along with a director of Trizec Canada, control a company which provided 50% of the permanent financing, to the purchasing subsidiary, required to complete the purchase. That company now has a 50% equity interest in the purchasing subsidiary. The sale was entered into on the same terms as if the parties were unrelated. In the second transaction, which closed on March 24, 2003, Trizec Canada sold its 50% ownership interest in all of the development assets of the TriGranit joint venture to the same 25% joint venture partner. The purchase consideration for this transaction was a four year interest bearing $25.5 million vendor take back note. A price discount of $4.3 million may be applied to the note depending upon the profitability of the development assets at the end of the four year period. No further investment in these projects is required to be made by Trizec Canada. As a result of the sales and excluding the contingent development consideration, Trizec Canada recorded a gain of $47.7 million during the first quarter of 2003.

During the three months ended September 30, 2003, Trizec Properties sold Clark Tower in Memphis, Tennessee and Esperante Office Building in West Palm Beach, Florida, resulting in a net gain of $19.7 million.

During the first quarter of 2003, Trizec Properties sold Goddard Corporate Park in Lanham, Maryland, New Center One in Detroit, Michigan and Rosslyn Gateway in Arlington, Virginia resulting in a net gain on sale of

TRIZEC CANADA THIRD QUARTER 2004       34   MANAGEMENT'S DISCUSSION AND ANALYSIS

U.S office properties of $7.1 million. In addition, Trizec Properties sold Paseo Colorado in Pasadena, California, resulting in a net gain of $13.6 million.

FOREIGN EXCHANGE GAINS

                                          3 MONTHS  3 Months  9 MONTHS  9 Months
                                            ENDED     Ended     ENDED    Ended
                                          SEPT. 30  Sept. 30  SEPT. 30  Sept. 30
                                            2004      2003      2004      2003
                                          --------  --------  --------  --------
Foreign exchange translation gains on
monetary assets and liabilities
denominated in Canadian dollar and
European currency                         $    4.6      -        6.2        -

Recognition of historical foreign
currency adjustment resulting from
reductions of net investments in Canada
and Europe                                       -     1.8       9.4      4.9
                                          --------     ---      ----      ---
                                          $    4.6     1.8      15.6      4.9
                                          ========     ===      ====      ===

During the first quarter of 2004, Trizec Canada ceased to recognize foreign currency exchange movements relating to European and Canadian assets and liabilities in equity as these operations are no longer considered to be self-sustaining. Monetary assets and liabilities are adjusted to current exchange rates with the corresponding adjustment recorded in net income for the period.

GAIN (LOSS) ON EARLY RETIREMENT OF DEBT, NET

During the three months ended September 30, 2004, Trizec Properties recorded a loss on early debt retirement of approximately $3.3 million due to the write-off of unamortized deferred financing costs of approximately $2.5 million and a prepayment fee of approximately $0.8 million related to the paydown of approximately $444.1 million of its variable interest rate commercial mortgage pass-through certificates.

DERIVATIVE LOSS

Due to the pay off and retirement of certain amounts of variable rate debt during the three months ended September 30, 2004, Trizec Properties de-designated interest rate swap contracts in the notional amount of $375.0 million. For the three months ended September 30, 2004, Trizec Properties recorded a derivative loss of approximately $1.2 million, representing the total ineffectiveness of its interest rate swap contracts. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

LOSS ON INVESTMENTS

During the three months ended September 30, 2003, Trizec Properties recorded a loss on investment of approximately $15.3 million related to the sale of its interest in a subordinated mortgage collateralized by the Sears Tower in Chicago, Illinois.

LAWSUIT SETTLEMENT

In July 2003, Trizec Properties reached an agreement in which it agreed to end litigation and resolve standing disputes concerning the development and subsequent bankruptcy of the hotel and casino adjacent to its Desert Passage project. In exchange for Trizec Properties' agreement to end the development litigation and its agreement to permit and assist in the re-theming of the hotel and casino complex, the other parties to the litigation have agreed to dismiss all claims again Trizec Properties. In the third quarter of 2003, Trizec Properties recognized a gain on lawsuit settlement of approximately $26.7 million comprised primarily of the forgiveness of debt. Trizec Properties did not receive any cash proceeds from the litigation settlement.

TRIZEC CANADA THIRD QUARTER 2004       35   MANAGEMENT'S DISCUSSION AND ANALYSIS

INCOME AND OTHER CORPORATE TAXES

The following summarizes the key components of the provision for income and other corporate taxes.

                                                3 MONTHS   3 Months  9 MONTHS  9 Months
                                                 ENDED       Ended    ENDED     Ended
                                                SEPT. 30   Sept. 30  SEPT. 30  Sept. 30
                                                  2004       2003      2004      2003
                                                --------   --------  --------  --------
Recovery (expense)
Income taxes
 Current
   -  withholding taxes on REIT distributions   $   (1.7)    (2.1)     31.9      (3.5)
   -  sales                                         (0.8)    13.1      (5.8)     13.1
 Future
   -  operations and sales                           0.8      0.2       4.8      (5.2)
Franchise, capital and alternative minimum tax       0.3     (2.2)     (2.8)     (5.8)
                                                --------     ----      ----      ----
                                                $   (1.4)     9.0      28.1      (1.4)
                                                --------     ----      ----      ----

During the second quarter of 2004, as a result of the completion of an internal restructuring, the Corporation determined that its estimate of a current tax liability, relating to certain foreign withholding taxes, should be reduced by $34.8 million. This amount was credited to the consolidated statement of income during the three months ended June 30, 2004.

Actual cash taxes paid relate primarily to withholding taxes on REIT distributions and franchise and capital taxes in the United States related to ongoing real estate operations. As Trizec Properties is indirectly owned by a wholly-owned Hungarian company, the effective withholding tax rate on REIT distributions pursuant to current treaty arrangements is approximately 10%. Withholding taxes on distributions made to date have been provided for at this rate. Trizec Canada anticipates changes in the U.S.-Hungary income tax treaty that are expected to result in an increase in the effective tax rate from approximately 10% to approximately 30%. The U.S. withholding tax rate on distributions made by a U.S. REIT to a Canadian parent company is 30%. At that time, adjustments will be made to the carrying values of future income tax assets and liabilities.

TRIZEC CANADA THIRD QUARTER 2004       36   MANAGEMENT'S DISCUSSION AND ANALYSIS

DISCONTINUED OPERATIONS

The table below summarizes the Corporation's properties designated as held for disposition pursuant to CICA Handbook Section 3475, "Disposal of long-lived assets and discontinued operations" ("CICA 3475").

                                             DESIGNATED AS
                                                  HELD
                                                  FOR       PROVISION     DATE
        PROPERTY               LOCATION       DISPOSITION     TAKEN     DISPOSED
------------------------  -----------------  -------------  ---------  ---------
PROPERTIES SOLD PRIOR TO
SEPTEMBER 30, 2004
  Minnesota Center        Minneapolis, MN        Sep-03     $     3.1    Oct-03
  9800 La Cienega         Los Angeles, CA        Dec-03             -    Nov-03
  Park Central II         Dallas, TX             Dec-03             -    Dec-03
  Desert Passage          Las Vegas, NV          Dec-03             -    Dec-03
                                                            ---------
      TOTAL 2003                                            $     3.1
                                                            =========
  Hollywood & Highland    Los Angeles, CA        Feb-04     $       -    Feb-04
  Retail
  Hollywood & Highland    Los Angeles, CA        Feb-04             -    Feb-04
  Hotel
  1441 Main Street        Columbia, SC           Jun-04             -    Jun-04
  St. Louis Place         St. Louis, MO          Jun-04             -    Jun-04
  Borden Building         Columbus, OH           Jun-04          21.4    Jul-04
  Park Central I          Dallas, TX             Jun-04           2.5    Aug-04
  1333 Main Street        Columbia, SC           Jun-04           6.7    Aug-04
  3700 Bay Area Blvd.     Houston, TX            Jun-04             -    Sep-04
  Capital Center II &     Sacramento, CA         Sep-04             -    Sep-04
  III

PROPERTIES HELD FOR
DISPOSITION AT SEPTEMBER
30, 2004

  Lakeside Centre and
     New Market           Atlanta, GA            Jun-04           9.1      N/A
     Business Park
  Bank of                 Columbia, SC           Jun-04           3.0      N/A
  America-Columbia
  Williams Center I & II  Tulsa, OK              Jun-04          22.3      N/A
  Silver Spring Centre    Silver Spring, MD      Sep-04             -      N/A
  Gateway Center          Pittsburgh, PA         Sep-04          39.1      N/A
  110 William Street      New York, NY           Sep-04             -      N/A
  250 West Pratt Street   Baltimore, MD          Sep-04             -      N/A
  Shoreline Square        Long Beach, CA         Sep-04             -      N/A
                                                            ---------
      TOTAL 2004                                            $   104.1
                                                            =========

In accordance with CICA 3475, the results of operations and gains or losses on disposition, if any, for the 13 properties previously designated as held for disposition and sold prior to September 30, 2004, for all periods presented, have been reported as discontinued operations. In addition, in accordance with CICA 3475, the results of operations of the eight properties designated as held for disposition and not sold, for all periods presented, have been reported as discontinued operations.

As part of the periodic assessment of Trizec Properties' real estate properties relative to both the extent to which such assets are consistent with its long-term real estate investment objectives and the performance and prospects of each asset, Trizec Properties determined in the second quarter of 2004 that its investments in seven real estate properties were impaired. Given Trizec Properties' strategy focused on owning core real estate in its seven core markets, Trizec Properties reduced its anticipated recovery period of certain of its remaining non-core assets. As a result of the reduction in the anticipated holding period, together with a reassessment of the anticipated future operating income of such non-core real estate properties and the effects of new competition and demand for the properties, Trizec Properties determined that its investments in the Borden Building, Park Central I, 1333 Main Street, Lakeside Centre, New Market Business Park, Bank of America - Columbia and Williams Center I & II were impaired. In accordance with CICA 3475, Trizec Properties recorded a provision for losses on properties in the aggregate amount of approximately $74.6 million in the second quarter of 2004 to reduce the book value of such non-core assets to their estimated fair values. During the third quarter of 2004,

TRIZEC CANADA THIRD QUARTER 2004       37   MANAGEMENT'S DISCUSSION AND ANALYSIS

Trizec Properties entered into agreements to sell Lakeside Centre, New
Market Business Park and Bank of America - Columbia at sales prices in excess of previous expectations. In accordance with CICA 3475, Trizec Properties reduced its provision for losses on properties in the aggregate amount of approximately $9.6 million to increase the book values of Lakeside Centre, New Market Business Park and Bank of America-Columbia to their fair values based upon established contract prices, less estimated costs to sell.

In addition, during the second quarter of 2004, internal valuations indicated that the value of Gateway Center, located in Pittsburgh, Pennsylvania, had declined. Accordingly, a provision for loss on properties in the amount of approximately $39.1 million was recorded in the second quarter of 2004. Gateway Center is encumbered by a mortgage loan in the principal amount of approximately $39.8 million. In August 2004, Trizec Properties received a notice of default related to the debt service from the lender of the mortgage loan on Gateway Center. In September 2004, Trizec Properties and the lender of the mortgage loan on Gateway Center agreed to modify certain terms of this mortgage loan primarily to reduce the yield maintenance penalty upon prepayment of the mortgage loan, as well as to allow the lender of the mortgage loan to participate in sales proceeds in excess of certain debt repayment and debt repayment costs upon the sale of Gateway Center. In conjunction with this loan modification, the lender of the mortgage loan granted a forbearance with respect to any default by Trizec Properties under the terms of the mortgage loan prior to modification. If Trizec Properties defaults on any of the terms of the loan modification, the forbearance becomes null and void and the lender of the mortgage loan is entitled to exercise all of its rights and remedies under the original mortgage loan, including acceleration of the payment of the mortgage loan in full.

In accordance with CICA 3475, the results of operations of Gateway Center, the Borden Building, Park Central I, 1333 Main Street, Lakeside Centre, New Market Business Park, Bank of America - Columbia and Williams Center I & II have been reported as discontinued operations for all periods presented.

SUBSEQUENT EVENTS

In October 2004, Trizec Properties reached an agreement to sell 110 William Street, located in New York, New York, to an affiliate of Swig Investment Company, one of Trizec Properties' joint venture partners, for approximately $164.5 million. The transaction is expected to occur in the fourth quarter of 2004 and remains subject to the satisfaction of customary closing conditions.

On October 21, 2004, the Compensation Committee of Trizec Properties' Board of Directors made awards to certain senior executives of Trizec Properties under a long-term incentive compensation program known as the Trizec Properties, Inc. 2004 Long-Term Outperformance Compensation Program (the "OPP"). The OPP was designed as a feature of the Trizec Properties, Inc. 2002 Long-Term Incentive Plan, as amended (the "LTIP"), which plan previously was approved by Trizec Properties' stockholders, to provide meaningful incentives to senior executives to increase stockholder value by aligning the interests of senior management with the interests of Trizec Properties' stockholders. The size and dollar value of the incentive pool, if any, will depend on the extent to which Trizec Properties' performance over a three-year period commencing on October 20, 2004 and ending on October 19, 2007, as measured by Trizec Properties' total rate of return to stockholders, exceeds a pre-established performance threshold. The pre-established performance threshold under the OPP is equal to the greater of
(a) 110% of the average of the total rate of return to stockholders achieved by members of a pre-determined peer group of companies over the three-year measurement period and (b) a 10% total annual rate of return to Trizec Properties' stockholders, compounded annually over the three-year measurement period. The aggregate award amount potentially allocable to the senior executives will be a dollar amount equal to 6% of the product of (a) Trizec Properties' total rate of return to stockholders over the three-year measurement period minus the pre-established performance threshold, multiplied by (b) Trizec Properties' market capitalization on October 20, 2004. The aggregate award amount will be paid in the form of shares of restricted stock granted under the LTIP. Subject to certain limited exceptions, the aggregate award

TRIZEC CANADA THIRD QUARTER 2004       38   MANAGEMENT'S DISCUSSION AND ANALYSIS
amount and maximum number of shares of restricted stock issuable to participants may not exceed the lesser of (a) $25 million and (b) 2.5% of the aggregate number of shares of Trizec Properties' common stock outstanding on a fully diluted basis as of October 19, 2007. Trizec Properties will amortize the value of the award over the vesting period. Seventy-five percent of the award vests on October 19, 2007 and 25% of the award vests on October 19, 2008.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

Trizec Canada recorded net income of $41.5 million or net income per share of $0.69 for the nine months ended September 30, 2004, compared with a net income of $86.0 million or net income per share of $1.44 for the nine months ended September 30, 2003.

The following table segments Trizec Canada's consolidated financial information and isolates the results of operations of Trizec Properties, Trizec Canada's principal asset, on a Canadian GAAP basis.


                                                  Nine Months Ended September 30                        Increase/
                                                  ------------------------------                      (Decrease) in
                                                2004                         2003                      Net Income
                                     -------------------------------------------------------   --------------------------
                                       TRIZEC    TRIZEC             Trizec    Trizec             Trizec    Trizec
                                     PROPERTIES  CANADA  TOTAL    Properties  Canada  Total    Properties  Canada  Total
                                     ----------  ------  ------   ----------  ------  ------   ----------  ------  ------
RENTAL OPERATIONS
 Rental revenue                      $   581.5       -    581.5      594.3     27.6    621.9     (12.8)    (27.6)   (40.4)
 Operating expenses                     (179.8)      -   (179.8)    (187.7)   (21.1)  (208.8)      7.9      21.1     29.0
 Property taxes                          (68.9)      -    (68.9)     (75.7)       -    (75.7)      6.8         -      6.8
                                     ---------   -----   ------     ------    -----   ------     -----     -----   ------

RENTAL INCOME                            332.8       -    332.8      330.9      6.5    337.4       1.9      (6.5)    (4.6)
 General and administrative
   expense                               (27.3)   (5.7)   (33.0)     (29.3)    (5.2)   (34.5)      2.0      (0.5)     1.5
 Interest expense, net                  (123.7)   (0.5)  (124.2)    (127.1)    (3.1)  (130.2)      3.4       2.6      6.0
                                     ---------   -----   ------     ------    -----   ------     -----     -----   ------

REAL ESTATE OPERATING INCOME
 BEFORE THE FOLLOWING ITEMS              181.8    (6.2)   175.6      174.5     (1.8)   172.7       7.3      (4.4)     2.9
 Depreciation expense                   (114.2)      -   (114.2)    (110.8)    (1.3)  (112.1)     (3.4)      1.3     (2.1)
 Exchangeable debentures interest
   expense, net                              -   (11.0)   (11.0)         -    (11.0)   (11.0)        -         -        -
 Interest income                           4.0     5.9      9.9        4.4      3.4      7.8      (0.4)      2.5      2.1
 Gain on sale of properties, net           5.7     1.1      6.8       40.4     52.0     92.4     (34.7)    (50.9)   (85.6)
 Provision for losses on properties      (25.2)      -    (25.2)     (13.9)       -    (13.9)    (11.3)        -    (11.3)
 Recovery on insurance claims              0.7       -      0.7        7.5        -      7.5      (6.8)        -     (6.8)
 Foreign exchange gains                    3.3    12.3     15.6          -      4.9      4.9       3.3       7.4     10.7
 Gain (loss) on early retirement of
   debt, net                              (9.3)      -     (9.3)       6.1        -      6.1     (15.4)        -    (15.4)
 Derivative losses                        (2.7)      -     (2.7)         -        -        -      (2.7)        -     (2.7)
 Gains (losses) on investments               -       -        -      (15.3)     0.2    (15.1)     15.3      (0.2)    15.1
 Gain on lawsuit settlement                  -       -        -       26.7        -     26.7     (26.7)        -    (26.7)
 Other income                                -     0.5      0.5          -        -        -         -       0.5      0.5
                                     ---------   -----   ------     ------    -----   ------     -----     -----   ------

INCOME BEFORE TAXES AND
 NON-CONTROLLING INTERESTS                44.1     2.6     46.7      119.6     46.4    166.0     (75.5)    (43.8)  (119.3)
 Income and other corporate taxes
   Future                                    -     0.8      0.8          -     (5.2)    (5.2)        -       6.0      6.0
   Current                                (8.5)   35.8     27.3        8.7     (4.9)     3.8     (17.2)     40.7     23.5
 Non-controlling interests               (19.9)      -    (19.9)     (81.8)       -    (81.8)     61.9         -     61.9
                                     ---------   -----   ------     ------    -----   ------     -----     -----   ------
INCOME FROM CONTINUING
 OPERATIONS                               15.7    39.2     54.9       46.5     36.3     82.8     (30.8)      2.9    (27.9)
DISCONTINUED OPERATIONS                  (13.8)    0.4    (13.4)       3.2        -      3.2     (17.0)      0.4    (16.6)
                                     ---------   -----   ------     ------    -----   ------     -----     -----   ------
NET INCOME                           $     1.9    39.6     41.5       49.7     36.3     86.0     (47.8)      3.3    (44.5)
                                     ---------   -----   ------     ------    -----   ------     -----     -----   ------

INCOME PER TRIZEC CANADA SHARE
Basic and diluted
 Continuing operations                                   $ 0.92                       $ 1.38                       $(0.46)
                                                         ======                       ======                       ======
 Discontinued operations                                 $(0.23)                      $ 0.06                       $(0.29)
                                                         ======                       ======                       ======
 Net income                                              $ 0.69                       $ 1.44                       $(0.75)
                                                         ======                       ======                       ======

TRIZEC CANADA THIRD QUARTER 2004       39   MANAGEMENT'S DISCUSSION AND ANALYSIS

DIFFERENCES FROM CANADIAN ACCOUNTING PRINCIPLES

Trizec Canada prepares its consolidated financial statements in accordance with Canadian GAAP. Trizec Properties prepares its consolidated financial statements in accordance with United States generally accepted accounting principles ("U.S. GAAP").

U.S. GAAP varies in certain significant respects from Canadian GAAP. The effect of these principal differences on the statement of income of Trizec Properties are quantified and described on page 28.

         TRIZEC PROPERTIES, INC.
           STATEMENT OF INCOME
        FOR THE NINE MONTHS ENDED             U.S.    Proportionate   Property           CDN
            SEPTEMBER 30, 2004                GAAP    Consolidation  Book Value  Other  GAAP
------------------------------------------  --------  -------------  ----------  -----  ------
REVENUES
  Property revenue                          $ 508.5        73.0           -          -   581.5
                                            -------       -----        ----      -----  ------
EXPENSES
  Property operating expenses                (217.0)      (31.7)          -          -  (248.7
  General and administrative expense          (26.1)          -           -       (1.2)  (27.3)
  Interest income                               3.7         0.3           -          -     4.0
  Interest expense                           (108.5)      (15.2)          -          -  (123.7)
  Depreciation expense                       (104.5)      (11.0)        1.3          -  (114.2)
  Stock option grant expense                   (1.2)          -           -        1.2       -
                                            -------       -----        ----      -----  ------
                                             (453.6)      (57.6)        1.3          -  (509.9)
                                            -------       -----        ----      -----  ------

INCOME BEFORE THE FOLLOWING ITEMS              54.9        15.4         1.3          -    71.6
  Minority interest                            (1.0)          -           -        1.2     0.2
  Income from unconsolidated real estate
    joint ventures, including provision
    for loss on investment                     11.2       (11.2)          -          -       -
  Gain on sale of properties, net                 -         0.7           -        5.0     5.7
  Provision for loss on properties            (12.7)          -         0.7      (13.2)  (25.2)
  Provision for loss on investment            (14.5)          -         1.3       13.2       -
  Recovery on insurance claims                  0.7           -           -          -     0.7
  Foreign exchange gains                        3.3           -           -          -     3.3
  Loss on early retirement of debt, net        (4.4)       (4.9)          -          -    (9.3)
  Derivative loss                              (2.7)          -           -          -    (2.7)
  Income and other corporate taxes             (2.6)          -           -       (5.9)   (8.5)
                                            -------       -----        ----      -----  ------

LOSS FROM CONTINUING OPERATIONS                32.2           -         3.3        0.3    35.8
  Discontinued operations                     (37.6)          -         3.5        0.3   (33.8)
  Gain on sale of properties, net               2.6           -        (3.2)       0.6       -
                                            -------       -----        ----      -----  ------

NET INCOME (LOSS)                           $  (2.8)          -         3.6        1.2     2.0
                                            =======       =====        ====      =====  ======

TRIZEC CANADA THIRD QUARTER 2004       40   MANAGEMENT'S DISCUSSION AND ANALYSIS

RENTAL INCOME

TRIZEC PROPERTIES

The table below presents selected operating information for the total U.S. office and retail/entertainment portfolio for the nine months ended September 30, 2004 and 2003.

                       Nine months ended    Increase/
                         September 30      (Decrease)
                      ------------------    in Rental
                        2004       2003      Income
                      -------------------------------
OFFICE
 Rental revenue       $ 581.5      593.8     (12.3)
 Operating expenses    (248.7)    (262.7)     14.0
                      -------     ------     -----

RENTAL INCOME           332.8      331.1       1.7
                      -------     ------     -----

RETAIL
 Rental revenue             -        0.5      (0.5)
 Operating expenses         -       (0.7)      0.7
                      -------     ------     -----

RENTAL INCOME               -       (0.2)      0.2
                      -------     ------     -----

TOTAL
 Rental revenue         581.5      594.3     (12.8)
 Operating expenses    (248.7)    (263.4)     14.7
                      -------     ------     -----

RENTAL INCOME         $ 332.8      330.9       1.9
                      =======     ======     =====

Office property revenues decreased by approximately $12.3 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. Office property revenues decreased by approximately $6.7 million due to the sale of 151 Front Street in the first quarter of 2004 and by approximately $15.3 million due to the sale of a 50% interest in Plaza of the Americas in the second quarter of 2004 and the four office buildings during the nine months ended September 30, 2003. In addition, office property rental revenue decreased by approximately $1.1 million due to a decrease in rental rates on new leasing. These decreases were offset by an increase of approximately $4.2 million due to the acquisition of Bank of America Plaza, located in Los Angeles, California, in the third quarter of 2004. Office property revenues increased by approximately $3.2 million due primarily to an increase in recovery income and office property revenues increased by approximately $2.7 million due to an increase in termination fee income. In addition, there was an increase of approximately $4.2 million in management fee income for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003.

Lease termination fees are an element of ongoing real estate ownership. Included in the office property revenue analysis above, for the nine months ended September 30, 2004, Trizec Properties recorded approximately $5.8 million of termination fees for its office portfolio compared to approximately $3.1 million for the nine months ended September 30, 2003.

Retail property revenues decreased by approximately $0.5 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 due to the sale of Paseo Colorado in Pasadena, California in the first quarter of 2003.

Office property operating expenses decreased by approximately $14.0 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. The sale of 151 Front Street resulted in a decrease in office property operating expenses of approximately $3.5 million and the sale of a 50% interest in Plaza of the Americas and the disposition of four office buildings during the nine months ended September 30, 2003 resulted in a decrease of approximately $5.6 million. Office property operating expenses decreased by approximately $0.6 million due to a decrease in insurance expense and by approximately

TRIZEC CANADA THIRD QUARTER 2004       41   MANAGEMENT'S DISCUSSION AND ANALYSIS

$2.8 million due to a decrease in property tax expense primarily resulting from a property tax settlement for a property located in Dallas, Texas. In addition, office property operating expenses decreased by approximately $0.7 million primarily due to a decrease in building management expense and other expense and by approximately $0.6 million due to a decrease in bad debt expense. These decreases were partially offset by an increase of approximately $1.8 million due to the acquisition of Bank of America Plaza, located in Los Angeles, California, in the third quarter of 2004 as well as an increase of approximately $3.1 million primarily due to an increase in utilities expense and repairs and maintenance expense for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003.

Excluding the impact of lease termination fees on revenues, Trizec Properties' office portfolio gross margin (property revenues, excluding lease termination fees, less property operating expenses) increased to 56.8% for the nine months ended September 30, 2004 from 55.5% for the nine months ended September 30, 2003, primarily reflecting a decrease in office property operating expenses.

Retail property operating expenses decreased by approximately $0.7 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003 due to the sale of Paseo Colorado in Pasadena, California during the first quarter of 2003.

TRIZEC CANADA

Consistent with its plan, Trizec Canada has monetized its non-U.S. real estate assets. On a year-over-year basis, rental income decreased a total of $6.5 million. The change, due to 2003 dispositions, resulted in a decrease in rental income in Europe of $4.7 million and a decrease in rental income of $1.8 million in Canada.

Effective December 31, 2003, the Corporation's interest in the CN Tower was transferred back to its landlord, Canada Lands Company CLC Limited.

Trizec Canada recorded no rental income for the nine months ended September 30, 2004.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense includes expenses for corporate and portfolio asset management functions. Expenses for property management and fee-based services are recorded as property operating expenses.

General and administrative expense decreased by approximately $1.5 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. The decrease is due primarily to a decrease in bonus accruals during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. In addition, the decrease is due to additional expense related to the net settlement of warrants by Trizec Properties during the nine months ended September 30, 2003. These decreases were partially offset by an increase in separation costs incurred by Trizec Properties during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003.

General and administrative expense includes stock option grant expense recorded by Trizec Properties which is comprised of the amortization of the intrinsic value, at the date of grant, of stock options granted upon the completion of the corporate reorganization and stock option expense related to the adoption of CICA Handbook Section 3870 for stock options issued in 2003. For stock options granted in 2003, this non-cash cost incurred relates to the fair value of the stock options at the date of grant. Stock option grant expense increased by approximately $0.4 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. The increase is primarily due to an increase in stock option grant expense of approximately $0.9 million resulting from the immediate vesting of certain stock options due to the separation of one of our executives during the third quarter of 2004, offset by a decrease in stock option grant expense of

TRIZEC CANADA THIRD QUARTER 2004       42   MANAGEMENT'S DISCUSSION AND ANALYSIS
approximately $0.5 million primarily resulting from the cessation of amortization due to the vesting of stock options.

INTEREST EXPENSE

The following analysis highlights the factors that contributed to the $6.0 million decrease in interest expense on a year-over-year basis.

Analysis of Decrease in Interest Expense                 Total
----------------------------------------                 -----
Early debt retirements                                   $11.5
Dispositions                                               5.9
Refinancings                                              (3.7)
Acquisitions                                              (1.2)
Increase in rates, higher outstanding credit facility     (6.5)
balances, and other
                                                         -----
TOTAL DECREASE IN INTEREST EXPENSE                       $ 6.0
                                                         =====

DEPRECIATION EXPENSE

Trizec Properties' depreciation and amortization expense increased by approximately $3.4 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. The acquisition of Bank of America Plaza, located in Los Angeles, California, in August 2004 resulted in an increase in depreciation and amortization expense of approximately $1.9 million. In addition, depreciation and amortization expense increased approximately $2.4 million primarily due to accelerated depreciation of tenant improvements resulting from the early termination of leases and additional tenant improvements during the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. These increases were offset by the disposition of a 50% interest in Plaza of the Americas, located in Dallas, Texas, in May 2004 resulting in a decrease in depreciation and amortization expense of approximately $0.9 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003.

INTEREST INCOME

Trizec Properties interest and other income decreased by approximately $0.4 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003. Interest and other income decreased by approximately $1.1 million primarily due to a litigation refund received during the nine months ended September 30, 2003. This decrease was partially offset by an increase in interest income primarily due to an increase in average cash balances for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003.

Interest income for Trizec Canada increased $2.5 million for the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003, $2.1 million of which derives from higher cash and marketable securities balances in addition to higher returns.

PROVISION FOR LOSSES ON PROPERTIES

In May 2004, as a result of its sale of a 50% interest in Plaza of the Americas, Trizec Properties recognized a provision for loss on properties of approximately $12.0 million related to its remaining 50% interest in Plaza of the Americas, L.P.

In June 2004, internal valuations indicated that the value of Trizec Properties' 50% interest in Bank One Center in Dallas, Texas, had declined. Accordingly, Trizec Properties recognized a provision for loss on properties of approximately $13.2 million.

TRIZEC CANADA THIRD QUARTER 2004       43   MANAGEMENT'S DISCUSSION AND ANALYSIS

During the second quarter of 2003, Trizec Properties recognized a provision for loss on Clark Tower in Memphis, Tennessee of $13.9 million. The fair value was determined by a contract price less transaction costs.

RECOVERY ON INSURANCE CLAIMS

During the nine months ended September 30, 2004, Trizec Properties received approximately $0.4 million in insurance proceeds related to a chiller it replaced at Plaza of the Americas, located in Dallas, Texas, that was damaged in 2003. In addition, Trizec Properties received approximately $0.3 million in insurance proceeds related to window replacements at 550 W. Washington, located in Chicago, Illinois, that were damaged in 2003.

During the nine months ended September 30, 2003, Trizec Properties received approximately $7.1 million in insurance proceeds related to a chiller it replaced at One New York Plaza in New York that was damaged in 2001.

GAIN (LOSS) ON EARLY DEBT RETIREMENT

During the nine months ended September 30, 2004, Trizec Properties recorded an aggregate loss on early debt retirement of approximately $9.3 million. During the nine months ended September 30, 2004, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million due to the write-off of unamortized deferred financing costs related to the retirement of its $350.0 million unsecured revolving credit facility. Trizec Properties recorded a loss on early debt retirement of approximately $3.2 million due to the write-off of unamortized deferred financing costs of approximately $2.4 million and a prepayment fee of approximately $0.8 million related to the paydown of approximately $444.1 million of its variable interest rate commercial mortgage pass-through certificates. In addition, Trizec Properties recorded a loss on early debt retirement of approximately $0.6 million due to the write-off of unamortized deferred financing costs as a result of the repayment of secured mortgages coinciding with the sale of the underlying properties, as well as the write-off of unamortized deferred financing costs due to the refinancing of a $120.0 million mortgage loan. These losses were partially offset by a gain on early debt retirement of approximately $0.9 million related to the sale of the Hollywood & Highland Hotel comprised primarily of the forgiveness of debt of approximately $1.2 million, partially offset by the write-off of unamortized deferred financing costs.

During the nine months ended September 30, 2003, Trizec Properties recorded a gain on early debt retirement of approximately $3.6 million related to the forgiveness of a $17.9 million construction facility on its remaining technology property. On June 30, 2003, Trizec Properties conveyed title of its remaining technology property to the lender and is no longer obligated to the lender under the $17.9 million construction facility. The $3.6 million gain on early debt retirement is net of approximately $0.5 million remitted to the lender in full satisfaction of any exposure related to the construction facility.

DERIVATIVE LOSS

Due to the pay off and retirement of certain amounts of variable rate debt during the nine months ended September 30, 2004, Trizec Properties de-designated interest rate swap contracts in the notional amount of $375.0 million. For the nine months ended September 30, 2004, Trizec Properties recorded a derivative loss of approximately $2.7 million, representing the total ineffectiveness of its interest rate swap contracts. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

LAWSUIT SETTLEMENT

In July 2003, Trizec Properties reached an agreement in which it agreed to end litigation and resolve standing disputes concerning the development and subsequent bankruptcy of the hotel and casino adjacent to its Desert Passage project. In exchange for Trizec Properties' agreement to end the development litigation and its

TRIZEC CANADA THIRD QUARTER 2004       44   MANAGEMENT'S DISCUSSION AND ANALYSIS
agreement to permit and assist in the re-theming of the hotel and casino complex, the other parties to the litigation have agreed to dismiss all claims against Trizec Properties. In the third quarter of 2003, Trizec Properties recognized a gain on lawsuit settlement of approximately $26.7 million comprised primarily of the forgiveness of debt. Trizec Properties did not receive any cash proceeds from the litigation settlement.

TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES

TENANT INSTALLATION COSTS

Trizec Properties' office properties require periodic investments of capital for tenant installation costs related to new and renewal leasing. As noted above, overall stagnant market conditions for the nine months ended September 30, 2004 resulted in a modest decrease in vacancies over the same period in the prior year. The stagnant market conditions, combined with sublet space inventory in Trizec Properties' major markets, has increased the downward pressure on rental rates and the upward pressure on tenant installation costs. For comparative purposes, the absolute total dollar amount of tenant installation costs in any given period is less relevant than the cost on a per square foot basis. This is because the total is impacted by the square footage both leased and occupied in any given period. Tenant installation costs consist of tenant allowances and leasing costs. Leasing costs include leasing commissions paid to third-party brokers representing tenants and costs associated with dedicated regional leasing teams who represent Trizec Properties and deal with tenant representatives. The following table reflects tenant installation costs for the total office portfolio that Trizec Properties owned at September 30, 2004 and for the total office portfolio it owned at September 30, 2003, including its share of such costs incurred by unconsolidated joint ventures, for both new and renewal office leases that commenced during the respective periods, regardless of when such costs were actually paid. The square feet leased data in the table represents leasing activity based on Trizec Properties' pro rata economic ownership interest in joint ventures.

                                    For the nine months ended
                                           September 30
                                    -------------------------
(square feet amounts in thousands)   2004              2003
----------------------------------  ------            -------
Square feet leased
      - new leasing                  2,250              2,126
      - renewal leasing              2,299              2,314
                                    ------            -------
Total square feet leased             4,549              4,440
                                    ======            =======
Tenant installation costs           $ 84.8            $  61.1
                                    ======            =======

CAPITAL EXPENDITURES

To maintain the quality of Trizec Properties' properties and preserve competitiveness and long-term value, Trizec Properties pursues an ongoing program of capital expenditures, certain of which are not recoverable from tenants. For the nine months ended September 30, 2004 and 2003, capital expenditures for the total office portfolio was approximately $10.3 million and approximately $11.1 million, respectively. Recurring capital expenditures include, for example, the cost of roof replacement and the cost of replacing heating, ventilation, air conditioning and other building systems. In addition to recurring capital expenditures, expenditures are made in connection with non-recurring events such as asbestos abatement or removal costs, major mechanical attribute or system replacement, and redevelopment or reconstruction costs directly attributable to extending or preserving the useful life of the base building. Furthermore, as part of Trizec Properties' office property acquisitions, it has routinely acquired and repositioned properties in their respective markets, many of which have required significant capital improvements due to deferred maintenance and the existence of shell space requiring initial tenant build-out at the time of acquisition. Some of these properties required substantial renovation to enable them to compete effectively. Trizec Properties takes these capital improvement and new

TRIZEC CANADA THIRD QUARTER 2004       45   MANAGEMENT'S DISCUSSION AND ANALYSIS
leasing tenant inducement costs into consideration when negotiating its purchase price at the time of acquisition.

RECONCILIATION TO COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

The above information includes tenant installation costs granted, including leasing costs, and capital expenditures for the total portfolio, including Trizec Properties' share of such costs granted by non-consolidated joint ventures, for leases that commenced during the periods presented. The amounts included in the consolidated statements of cash flows represent the actual cash spent during the periods. The reconciliation between the above amounts and the amounts in the consolidated statements of cash flows is as follows:

                                                                                          9 months
                                                                                            Ended
                                                                                        September 30
                                                                                        2004     2003
                                                                                       ------   -----
Tenant installation costs, including leasing costs for the owned office portfolio      $(84.8)  (61.1)
Tenant installation costs, including leasing costs for properties disposed of
  during the period                                                                      (4.9)   (2.8)
Capital expenditures                                                                    (10.3)  (11.1)
Timing differences                                                                       14.0   (14.0)
Retail activity                                                                          (6.2)   (6.9)
                                                                                       ------   -----
TOTAL OF TENANT IMPROVEMENTS AND CAPITAL EXPENDITURES AND
 TENANT LEASING COSTS PER CONSOLIDATED STATEMENTS OF CASH FLOWS                        $(92.2)  (95.9)
                                                                                       ======   =====

PROPERTY INVESTMENT ANALYSIS

As reflected in the Consolidated Statements of Cash Flows, the following property investment activities occurred during the nine months ended September 30, 2004.

                                                                      Total
                                                                      -----
Acquisitions                                                        $ (418.1)
Dispositions                                                           557.9
Tenant installation and capital expenditures                           (92.2)
                                                                    --------
Net property investment activities                                  $   47.6
                                                                    ========

ACQUISITIONS

In August 2004, Trizec Properties acquired Bank of America Plaza, located at 333 South Hope Street, Los Angeles, California, from an unrelated third party for a net purchase price of approximately $420.7 million. The acquisition was financed with two non-recourse mortgage loans totaling approximately $242.0 million, bearing interest at an average fixed rate of 5.31% and scheduled to mature in September 2014. The remainder of the purchase price was funded from proceeds from its 2004 Unsecured Credit Facility (hereinafter defined).

DISPOSITIONS

During the nine months ended September 30, 2004, Trizec Properties sold eight office properties, a partial interest in an office property, partial interests in two joint venture developments, two retail/entertainment properties and two land parcels, generating aggregate net proceeds of approximately $557.9 million, or approximately $319.6 million after debt repayment. During the nine months ended September 30, 2003, Trizec Properties sold four office properties and a retail property generating aggregate net proceeds of approximately $272.1 million, or approximately $152.9 million after debt repayment.

TRIZEC CANADA THIRD QUARTER 2004       46   MANAGEMENT'S DISCUSSION AND ANALYSIS

In the first quarter of 2003, Trizec Canada completed the sale of its 50% ownership interest in all of the assets of the TriGranit joint venture. The sale was executed in two separate transactions. The first transaction involved the sale of TriGranit's operating properties, for net proceeds of $109.3 million, after assumption of property level debt. After deducting cash balances of $28.4 million at the joint venture level, the sale generated net cash proceeds of $80.9 million. The second transaction involved the development assets of the TriGranit joint venture. The purchase consideration for this transaction was a four-year interest bearing $25.5 million vendor take back note.

During the third quarter of 2003, Trizec Canada sold its ownership interest in TriStannifer Developments B.V. with its principal assets located in the Czech Republic, which included the Olympia Centrum retail center in Brno and a development site located outside Prague, generating net proceeds of approximately $24 million.

Sears Tower

On December 3, 1997, the Corporation purchased a subordinated mortgage collateralized by the Sears Tower in Chicago for $70.0 million and became the residual beneficiary of the trust that holds title to the Sears Tower. The Sears Tower is currently held by a trust established for the benefit of an affiliate of Sears, Roebuck and Co. The trust had a scheduled termination date of January 1, 2003, at which time the assets of the trust, subject to the participating first mortgage, were to be distributed to Trizec Properties as the residual beneficiary. In 2002, a loss provision of $48.3 million was recorded to reduce the carrying value of its investment in the Sears Tower to its estimated fair value of $23.6 million.

On August 28, 2003, Trizec Properties sold its interest in the subordinated mortgage to Metropolitan Life Insurance Company, the holder of the First Mortgage, for approximately $9.0 million. During the third quarter of 2003, Trizec Properties recognized a loss on the sale of its interest in the subordinated mortgage to Metropolitan Life Insurance Company of approximately $15.3 million. In addition, Trizec Properties recognized a tax benefit related to this transaction of approximately $12.0 million which is included in income and other corporate taxes.

LIQUIDITY AND CAPITAL STRUCTURE

At September 30, 2004, the Corporation had $120.9 million in cash and cash equivalents on a consolidated basis. Of this amount, on a segmented basis, $75.5 million was recorded at the Trizec Properties level and $45.4 million at the Trizec Canada level. In addition, the Corporation had $117.7 million of restricted cash at property and joint venture levels and cash held for other purposes (Trizec Properties - $110.1 million; Trizec Canada - $7.6 million).

Trizec Properties conducts its operations through various subsidiaries which are party to loan agreements containing provisions that require the maintenance of financial ratios and impose limitations on additional indebtedness and possible distributions in respect of capital stock.

TRIZEC CANADA

As at September 30, 2004, Trizec Canada has a $10 million revolving credit facility secured by six million shares of Trizec Properties Common Stock with no material financial covenants. No amounts were drawn and outstanding under the credit facility as at September 30, 2004.

As contemplated in the Arrangement, the aggregate value of Trizec Canada's net assets should be sufficient to fund the anticipated costs of Trizec Canada for the 66-month period following the completion of the Arrangement.

TRIZEC CANADA THIRD QUARTER 2004       47   MANAGEMENT'S DISCUSSION AND ANALYSIS

TRIZEC PROPERTIES

Trizec Properties entered into a three-year, $350.0 million unsecured revolving credit facility, the 2001 Revolving Credit Facility, with a group of banks in the fourth quarter of 2001. In the fourth quarter of 2002, the group of banks unanimously agreed to amend and restate the 2001 Revolving Credit Facility, the 2002 Revolving Credit Facility. Generally, in exchange for the receipt of collateral, the group of banks agreed to provide more flexible financial covenants than had been originally negotiated. In June 2004, Trizec Properties retired the 2002 Revolving Credit Facility and entered into a $750.0 million unsecured credit facility with a group of banks, the 2004 Unsecured Credit Facility. The 2004 Unsecured Credit Facility consists of a $600.0 million revolving component and a $150.0 million term component, bears interest at LIBOR plus a spread of 1.15% to 2.0% based on Trizec Properties' total leverage, and matures in June 2007. The financial covenants, as defined in the 2004 Unsecured Credit Facility, include the quarterly requirements for the total leverage ratio not to exceed 65.0% during year one, 62.5% during year two and 60.0% during year three; the requirement for the interest coverage ratio to be greater than 2.0 times; the requirement for the fixed charge coverage ratio to be greater than
1.5 times; and the requirement for the net worth to be in excess of $1.5 billion. Trizec Properties' financial covenants also include a restriction on dividends or distributions of more than 90% of its funds from operations (as defined in the 2004 Unsecured Credit Facility Agreement). If Trizec Properties is in default in respect of its obligations under the 2004 Unsecured Credit Facility Agreement, dividends will be limited to the amount necessary to maintain REIT status. Trizec Properties anticipated it would not meet all requirements with respect to the dividend restriction covenant under the 2004 Unsecured Credit Facility Agreement for the nine months ended September 30, 2004 and the remainder of 2004. As such, Trizec Properties requested and received a waiver from the lenders of the 2004 Unsecured Credit Facility which waives said requirements for such covenant for the nine months ended September 30, 2004 and the remainder of 2004. Other than noted, at September 30, 2004, Trizec Properties was in compliance with these financial covenants. Certain conditions of the 2004 Unsecured Credit Facility may restrict the amount eligible to be borrowed at any time. In conjunction with the retirement of the 2002 Unsecured Credit Facility, Trizec Properties recorded a loss on early debt retirement of approximately $1.4 million comprised of the write-off of unamortized deferred financing costs.

At September 30, 2004, the amount eligible to be borrowed under the 2004 Unsecured Credit Facility was approximately $631.2 million, of which approximately $365.0 million was drawn and outstanding. At December 31, 2003, the amount eligible to be borrowed under the 2002 Unsecured Credit Facility was approximately $217.0 million, none of which was drawn and outstanding.

CONTRACTUAL OBLIGATIONS

In conjunction with the disposition of certain properties and the sale of its 50% interest in Plaza of the Americas in Dallas, Texas, as well as the pay off and retirement of the mortgage loan on Galleria Towers in Dallas, Texas, the repayment of the mortgage loan on Plaza of the Americas in Dallas, Texas, the mortgage loan on Newport Tower in Jersey City, New Jersey and certain variable interest rate commercial mortgage pass-through certificates, Trizec Properties is no longer liable for future mortgage obligations and other loans of approximately $986.7 million, capital lease obligations of approximately $10.9 million, ground lease obligations of approximately $28.0 million, operating lease obligations of approximately $24.5 million and purchase obligations of approximately $16.5 million, all of which were previously disclosed as part of Trizec Canada's contractual obligations in the table in Trizec Canada's Annual Report for the year ended December 31, 2003. In addition, in conjunction with the acquisition of Bank of America Plaza, located at 333 Hope Street, Los Angeles, California, in August 2004, Trizec Properties entered into two non-recourse mortgage loans totaling approximately $242.0 million and scheduled to mature in September 2014.

TRIZEC CANADA THIRD QUARTER 2004       48   MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCING ACTIVITY

During the nine months ended September 30, 2004, Trizec Properties used approximately $460.9 million in financing activities due primarily to approximately $856.3 million of principal repayments on mortgage debt, approximately $238.3 million of repayments of mortgage debt and other loans upon property dispositions and approximately $6.9 million of financing fees related to refinancing of certain mortgage debt and financing costs incurred in conjunction with its $750.0 million unsecured credit facility. Additionally, Trizec Properties incurred and paid approximately $3.8 million in settlement of forward rate contracts used to lock into a maximum effective interest rate on certain mortgage debt. Trizec Properties also paid approximately $93.8 million in dividends to its stockholders including approximately $39.9 million to Trizec Canada. These uses were partially offset by proceeds from mortgage debt refinancings, net draws from the 2004 Unsecured Credit Facility and proceeds from the issuance of common stock.

During the nine months ended September 30, 2003, Trizec Properties used approximately $290.2 million in its financing activities due primarily to approximately $112.3 million of principal repayments on mortgage debt, approximately $106.8 million of repayments of mortgage debt and other loans upon property dispositions, approximately $90.0 million of a net pay down of its revolving credit facility and approximately $2.1 million of financing fees. Additionally, Trizec Properties incurred and paid approximately $3.4 million in settlement of forward rate contracts used to lock into a maximum effective interest rate on certain mortgage debt. Trizec Properties also paid approximately $61.5 million in dividends to its stockholders. These uses were partially offset by proceeds from mortgage debt financings.

During the quarter ended March 31, 2003 Trizec Canada repaid approximately $59.3 million of its outstanding bridge loan facility.

HEDGING ACTIVITIES

At September 30, 2004 and December 31, 2003, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $150.0 million, bearing a weighted average interest rate of 6.02% and maturing on March 15, 2008. In addition, at September 30, 2004 and December 31, 2003, Trizec Properties had outstanding interest rate swap contracts in the notional amount of $500.0 million, bearing a weighted average interest rate of 2.61% plus various spreads and maturing between July 1, 2005 and January 1, 2006. Due to the pay off and retirement of certain amounts of variable rate debt during the nine months ended September 30, 2004 and due to the anticipated pay off and retirement of certain variable rate debt in the future, Trizec Properties de-designated interest rate swap contracts in the notional amount of $375.0 million. For the three and nine months ended September 30, 2004, Trizec Properties recorded through earnings a derivative loss of approximately $1.2 million and $2.7 million, respectively, representing the total ineffectiveness of our interest rate swap contracts. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. The aggregate cost to unwind these interest rate swap contracts was approximately $12.4 million and $20.3 million at September 30, 2004 and December 31, 2003, respectively.

Trizec Properties entered into interest rate cap contracts that expired in June 2004 on $120.0 million of its variable rate debt, which limited the underlying LIBOR interest rate on such debt to 6.50%. At December 31, 2003, the fair value of these interest rate cap contracts was nominal. In addition, Trizec Properties entered into an interest rate cap contract that expired in April 2004 on approximately $584.7 million of its variable rate debt, which limited the underlying LIBOR rate on such debt to 11.01%. At December 31, 2003, the fair value of this interest rate cap contract was nominal.

TRIZEC CANADA THIRD QUARTER 2004       49   MANAGEMENT'S DISCUSSION AND ANALYSIS

In April 2004, Trizec Properties elected to exercise the first of two one-year extensions on approximately $272.7 million of its variable interest rate commercial mortgage pass-through certificates, thereby extending the maturity date of such variable interest rate commercial mortgage pass-through certificates to April 2005. In conjunction with such extension, Trizec Properties entered into an interest rate cap agreement expiring on April 15, 2005 that limits the underlying LIBOR interest rate on the variable interest rate commercial mortgage pass-through certificates to 8.93%.

The variable rate debt shown above bears interest based primarily on various spreads over LIBOR. The leverage ratio is the ratio of mortgage and other debt to the sum of mortgage and other debt and the book value of stockholders' equity. The decrease in Trizec Properties' leverage ratio from December 31, 2003 to September 30, 2004 was primarily attributable to the pay-down of existing debt upon the sale of non-core properties.

Some of Trizec Properties collateralized loans are cross-collateralized or subject to cross-default or cross-acceleration provisions with other loans.

JOINT VENTURE MORTGAGE DEBT

At September 30, 2004, Trizec Properties' pro rata share of this debt amounted to approximately $420.4 million in the aggregate (approximately $232.7 million in the aggregate at December 31, 2003).

In March 2004, 1114 TrizecHahn-Swig, L.L.C. and 1411 TrizecHahn-Swig, L.L.C., joint ventures through which Trizec Properties owns approximately 50% interests in The Grace Building and 1411 Broadway, respectively, together, the Swig Joint Ventures, repaid and retired a mortgage loan with a principal balance of approximately $39.8 million that bore interest at a rate of LIBOR plus 3.5%. Trizec Properties loaned its joint venture partner approximately $20.0 million in conjunction with the debt pay off and retirement. The loan to its joint venture partner bore interest at a rate of LIBOR plus 2.75%, was payable in full on the earlier of March 18, 2005 or the date of the refinancing of the joint venture's remaining mortgage loan, and was collateralized by the joint venture partner's investment in the joint venture. The loan to Trizec Properties' joint venture partner was repaid in full and retired in June 2004 in conjunction with the refinancing discussed below.

In June 2004, the Swig Joint Ventures refinanced an approximately $206.9 million mortgage loan, which bore interest at a fixed rate of 7.50% and was scheduled to mature in March 2005, with two mortgage loans totaling approximately $600.0 million, bearing interest at an average fixed rate of 5.52% and scheduled to mature in July 2014. In May 2004, the Swig Joint Ventures entered into forward rate swap agreements to lock in a maximum effective interest rate on the refinanced mortgage loans. The forward rate swap agreements were entered into at current market rates and, therefore, had no initial cost. Upon closing of the refinanced mortgage loans, Trizec Properties advanced approximately $11.5 million to the Swig Joint Ventures and the Swig Joint Ventures paid approximately $11.5 million to settle the forward rate swap agreements. The approximately $11.5 million paid on settlement of the forward rate swap agreements will be amortized into interest expense over the life of the mortgage loan. The Swig Joint Ventures repaid the approximately $11.5 million advance in the third quarter of 2004. The Swig Joint Ventures recorded a loss on early debt retirement of approximately $10.2 million comprised primarily of the write-off of unamortized deferred financing costs and a yield maintenance fee.

In May 2004, Trizec Properties entered into a joint venture agreement with a third party to own and operate Plaza of the Americas, located in Dallas, Texas. Prior to the formation of Trizec Plaza of the Americas, L.P., Plaza of the Americas was 100% owned by Trizec Properties. In conjunction with the formation of Trizec Plaza of the Americas, L. P., Trizec Properties sold a 50% interest in Plaza of the Americas to the third party for a net sales price of approximately $47.7 million, resulting in a loss on disposition of real estate, net, of approximately

TRIZEC CANADA THIRD QUARTER 2004       50   MANAGEMENT'S DISCUSSION AND ANALYSIS

$21.0 million, for the sale of the 50% interest. In conjunction with the sale of its 50% interest in Plaza of the Americas, Trizec Properties determined that the fair value of Plaza of the Americas, based upon the contract price, was less than its carrying value of such asset. Accordingly, Trizec Properties recognized a provision for loss on properties of approximately $12.0 million related to its 50% interest in Plaza of the Americas to reduce the carrying value of such property to its fair value.

In June 2004, Trizec Plaza of the Americas, L.P. entered into an approximately $68.0 million mortgage loan, bearing interest at a fixed rate of 5.12% and maturing in June 2011. Plaza of the Americas was removed from a pool of cross-collateralized loans that are part of a 2001 commercial mortgage-backed security financing.

In August 2004, Main Street Partners, L.P. repaid and retired the mezzanine loan on Bank One Center. The mezzanine loan had a principal balance of approximately $19.1 million, bore interest at a variable rate of 11.90% and was scheduled to mature in December 2004. Main Street Partners, L.P. recorded a loss on early debt retirement of approximately $0.03 million comprised of the write off of unamortized deferred financing costs.

DIVIDEND DISTRIBUTIONS

During the first quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On April 22, 2004, Trizec Canada made a quarterly dividend distribution of $0.20 per share relating to the first quarter of 2004.

During the second quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On July 22, 2004 Trizec Canada made a quarterly distribution of $0.20 per share relating to the second quarter of 2004.

During the third quarter of 2004, Trizec Properties declared a quarterly dividend distribution of $0.20 per share of common stock. On October 22, 2004, Trizec Canada made a quarterly distribution of $0.20 per share relating to the third quarter of 2004.

In 2004 and thereafter, Trizec Properties intends to make distributions to its shareholders at least equal to the minimum amount required to maintain REIT status each year through regular quarterly distributions. Until November 2007, Trizec Canada intends to pay the same per share dividend on the Trizec Canada Shares as Trizec Properties pays on the shares of Trizec Properties Common Stock as contemplated in the Arrangement.

OUTSTANDING SHARES

The following numbers of Trizec Canada shares and share purchase options were outstanding at December 31, 2003 and November 10, 2004.

                                                      Issued and
                                                    Outstanding at
                                               ------------------------
                                               December 31  November 10
                                                  2003         2004
                                               -----------  -----------
Subordinate Voting Shares                       52,400,097   52,400,097
Multiple Voting Shares                           7,522,283    7,522,283
                                                ----------   ----------
                                                59,922,380   59,922,380
                                                ==========   ==========
Options to purchase Subordinate Voting Shares      937,303      784,042
                                                ----------   ----------

TRIZEC CANADA THIRD QUARTER 2004       51   MANAGEMENT'S DISCUSSION AND ANALYSIS

NEWLY ISSUED ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

VARIABLE INTEREST ENTITIES

The CICA has issued Accounting Guideline Number 15 ("AcG-15") on the consolidation of variable interest entities ("VIEs"). VIEs include entities where the equity invested is considered insufficient in relation to the expected variability in the operating results and fair value of the entity. Under this new guideline, Trizec Canada must consolidate these VIEs if the investments it holds in these entities and/or the relationships it has with them result in it being exposed to a majority of their expected loss, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by the standard setters. Due to a deferral of the application date by the CICA, Trizec Canada will apply the new guideline to existing VIEs beginning on January 1, 2005. The Corporation is currently evaluating the impact of adopting of AcG-15 and has not yet determined the effect of adoption on its results of operations and financial condition.

TRIZEC CANADA THIRD QUARTER 2004       52   MANAGEMENT'S DISCUSSION AND ANALYSIS

CORPORATE INFORMATION

COMPANY OVERVIEW

TRIZEC CANADA INC. IS A CANADIAN CORPORATION PRIMARILY ENGAGED IN THE U.S. REAL ESTATE BUSINESS THROUGH ITS APPROXIMATELY 39% INTEREST IN TRIZEC PROPERTIES, INC., A PUBLICLY-TRADED U.S. REAL ESTATE INVESTMENT TRUST. TRIZEC PROPERTIES MANAGES A PORTFOLIO OF HIGH-QUALITY OFFICE PROPERTIES TOTALLING 41 MILLION SQUARE FEET CONCENTRATED IN SEVEN CORE MARKETS IN THE UNITED STATES. TRIZEC CANADA IS LISTED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL "TZC.SV" AND TRIZEC PROPERTIES IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "TRZ". UNDER CANADIAN TAX LAWS, TRIZEC CANADA IS A MUTUAL FUND CORPORATION, WHICH PROVIDES CANADIAN INVESTORS THE OPPORTUNITY TO INVEST INDIRECTLY IN TRIZEC PROPERTIES. TRIZEC CANADA OWNS ONE SHARE OF TRIZEC PROPERTIES COMMON STOCK FOR EACH OUTSTANDING TRIZEC CANADA SHARE AND EXPECTS TO PAY THE SAME QUARTERLY DIVIDEND PER SHARE AS TRIZEC PROPERTIES. A SHARE OF TRIZEC CANADA IS INTENDED TO BE ECONOMICALLY EQUIVALENT TO A SHARE OF TRIZEC PROPERTIES COMMON STOCK.

Stock Exchange Listing
Toronto

Trading Symbol
TZC.SV

Shares (millions)

Outstanding at September 30, 2004
  Subordinate Voting                                  52.4
  Multiple Voting                                      7.5
                                                      ----
Total                                                 59.9
                                                      ----
Trizec Properties Common Stock indirectly owned:      59.9

Dividend

A quarterly dividend of US$0.20 per common share was paid on October 22, 2004 to shareholders of record at the close of business on October 7, 2004.

Transfer Agent

Investors are encouraged to contact our Transfer Agent and Registrar, CIBC Mellon Trust Company, for information regarding their security holdings at:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Answerline((TM)): (416) 643-5500
Toll free throughout North America: (800) 387-0825
E-mail: inquiries@cibcmellon.com

Investor Relations

Trizec Canada Inc.
BCE Place, 181 Bay Street
Suite 3820, Box 800
Toronto, Ontario M5J 2T3
Telephone: (416) 682-8600
Toll free within Canada and the United States:
(877) 239-7200
Facsimile: (416) 364-5491
E-mail: investor@trizeccanada.com
Web site: www.trizeccanada.com

Contact:
Robert B. Wickham
Senior Vice President and Chief Financial Officer

Please note that all materials that Trizec Canada Inc. disseminates to its shareholders, including both interim and annual financial statements, are available electronically either by choosing the SEDAR Filings' button at www.trizeccanada.com or by following the Company Profiles to Trizec Canada Inc. at www.SEDAR.com.

Trizec Properties, Inc.
Telephone: (312) 798-6000
Toll free within Canada and the United States:
(800) 891-7017
E-mail: investor.relations@trz.com
Web site: www.trz.com

Contact:
Dennis C. Fabro
Senior Vice President, Investor Relations

Forward-Looking Statements

This Interim Report contains forward-looking statements relating to Trizec Canada's business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance, and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Canada's principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in Trizec Canada's Annual Information Form dated May 18, 2004.

TRIZEC CANADA THIRD QUARTER 2004       53                  CORPORATE INFORMATION

                              [TRIZEC CANADA LOGO]

                              www.trizeccanada.com

TRIZEC CANADA INC.

FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS

I, Peter Munk, Chairman, President and Chief Executive Officer, certify that:

      (1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Trizec Canada Inc. for the interim period ending September 30, 2004;

      (2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

      (3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date:       November 10, 2004

            /s/ Peter Munk
            -----------------------------------------------
            Peter Munk
            Chairman, President and Chief Executive Officer
            Trizec Canada Inc.

TRIZEC CANADA INC.

FORM 52-109FT2 - CERTIFICATION OF INTERIM FILINGS

I, Robert B. Wickham, Senior Vice President, Chief Financial Officer and Corporate Secretary, certify that:

      (4) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Trizec Canada Inc. for the interim period ending September 30, 2004;

      (5) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

      (6) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date:       November 10, 2004

            /s/ B. Wickham
            ----------------------------------------------
            Robert B. Wickham
            Senior Vice President, Chief Financial Officer
              and Corporate Secretary
            Trizec Canada Inc.